

6900 Paseo Padre Parkway
Fremont, California 94555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held
August 11, 2009

TO THE STOCKHOLDERS:

The annual meeting of stockholders of Network Equipment Technologies, Inc., a Delaware corporation, will be held on Tuesday, August 11, 2009, at 10:00 a.m., local time, at the principal offices of the Company, 6900 Paseo Padre Parkway, Fremont, California 94555 for the following purposes:

1. To elect David R. Laube as Class I Director to serve until the 2012 Annual Meeting of Stockholders and until a successor, if any, is elected and qualified.

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 26, 2010.

3. To approve amendments to the Company's 2008 Equity Incentive Plan to (i) increase the number of shares of Common Stock of the Company available for issuance thereunder by an additional 2,300,000 shares and (ii) change the ratio at which certain awards are deducted from the available plan balance.

4. To approve an Employee Option Exchange Program.

5. To approve an Officer & Director Option Exchange Program.

6. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on June 12, 2009 are entitled to notice of and to vote at the annual stockholder meeting and at any postponement or adjournment of the annual stockholder meeting.

By order of the Board of Directors,

C. Nicholas Keating

Fremont, California
June 29, 2009

C. Nicholas Keating, Jr.
President and Chief Executive Officer

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO READ THIS PROXY STATEMENT AND SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, WHICH IS FIRST BEING MAILED ON OR ABOUT JULY 2, 2009.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 11, 2009.
The proxy materials for this Annual Meeting are available over the Internet at
www.proxyvote.com



6900 Paseo Padre Parkway
Fremont, California 94555

PROXY STATEMENT
For the Annual Meeting of Stockholders

To Be Held
August 11, 2009

Your proxy is solicited by the Board of Directors (the "Board") of Network Equipment Technologies, Inc. ("NET" or the "Company"), for use at the annual meeting of stockholders to be held at 10:00 a.m. on August 11, 2009 (the "Annual Meeting"), at the principal offices of the Company located at 6900 Paseo Padre Parkway, Fremont, California 94555 and at any postponement or adjournment thereof. Stockholders of record on June 12, 2009 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting.

The Company intends to mail a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") to stockholders on or about July 2, 2009. As of the Record Date, there were 29,373,493 shares of the common stock of the Company ("Common Stock") outstanding and entitled to vote.

Voting

You are entitled to one vote for each share of Common Stock held by you as of the Record Date. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

A majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting must be present in person or by proxy in order for there to be a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting. Abstentions and broker non-votes are not counted or deemed to be present for voting purposes or represented for purposes of determining whether any matter has been approved by stockholders. The vote required to elect the director nominee and approve each of the other proposals is described below.

Please refer to the E-Proxy Notice for instructions on how to access your proxy to vote your shares at the Annual Meeting. Such proxies must be used in conjunction with, and will be subject to, the information and terms contained on the proxy card. These procedures are also available to stockholders who hold their shares through a broker, nominee, fiduciary or other custodian.

Any person giving a proxy has the power to revoke it at any time before its exercise at the Annual Meeting by following the instructions provided in the E-Proxy Notice or by attending the Annual Meeting and voting in person.

The Company will provide paper or e-mail copy of any proxy materials, including this Proxy Statement, without charge, upon written request. Requests should be sent to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Solicitation

The Company will bear the entire cost of solicitation, including the preparation of this Proxy Statement, the preparation, assembly, printing and mailing of the E-Proxy Notice and any additional solicitation materials furnished to stockholders. The Company intends to use the services of senior management to solicit proxies personally or by telephone, without receiving additional compensation. The Company has engaged The Altman Group, Inc., an outside solicitor, to assist in this effort, for which the Company expects to pay approximately $15,000.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Election of Directors

The Company's Certificate of Incorporation provides for a classified board of directors. The Board is divided into three classes, designated as Class I, Class II and Class III. The current terms for each of these three classes expire at the 2009, 2010 and 2011 annual meeting of stockholders, respectively. Under the Company's Bylaws, the Board may consist of between five and eight Directors, the exact number of Directors to be determined by the Board. The authorized number of Directors is currently set at five.

This year, the Company is electing the Class I director. There is one Class I directorship, and the Company's nominee for Class I Director is David R. Laube. Mr. Laube has agreed to serve if elected, and management has no reason to believe that he will be unable to serve. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Mr. Laube. If Mr. Laube becomes unwilling or unable to serve as a Director, proxies may be voted for a substitute designated by the Board. The candidate receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected as the Class I Director of the Company. Brokers have discretionary authority to vote for directors; non-votes are not counted for the purposes of the election of Directors. The Class I Director elected at the Annual Meeting will hold office until the annual meeting of stockholders in the year 2012 and until a successor, if any, is elected or appointed, or until his earlier death, resignation or removal.

The Board of Directors recommends a vote FOR the Director nominee named below.

Directors

Nominee for Re-Election	Age	Director Since	Class and Year Current Term Expires
David R. Laube	61	2001	Class I – 2009
Other Directors			
Frederick D. D'Alessio	60	2005	Class III – 2011
C. Nicholas Keating, Jr.	67	2001	Class III – 2011
Dixon R. Doll	66	1984	Class II – 2010

David R. Laube has been a Director of NET since April 2001. He is currently executive in residence for the school of business at the University of Colorado Denver. Mr. Laube spent 17 years as a senior executive at U S WEST (now Qwest Communications). Over his last five years at U S WEST, Mr. Laube was the Vice President and Chief Information Officer, leading the largest information technology organization in Colorado. Mr. Laube is a Phi Beta Kappa graduate of the University of Washington with a BA in finance, holds an MBA from the Wharton School of Business at the University of Pennsylvania, and is a CPA. In 2004, Mr. Laube was awarded an honorary doctorate by the University of Colorado. Mr. Laube is also a director of Tekelec (NASDAQ: TKLC).

Frederick D. D'Alessio has been a Director of NET since January 2005. From 2002 through 2007 he served as a General Partner of Capital Management Partners, a telecommunications consultancy. From 1971 to 2001, he held various management positions with Verizon Communications and its related entities, serving most recently as president of the Advanced Services Group for Verizon Communications, which included Verizon's long distance, DSL and internet service provider businesses, from July 2000 to November 2001, and as group president, consumer services, for Bell Atlantic Communications from December 1998 to June 2000. Mr. D'Alessio received a BS in electrical engineering and an MS from the New Jersey Institute of Technology and an MBA from Rutgers University. He sits on the board of advisors of the Institute for Responsible Corporate Governance at Florida Gulf Coast University's Lutgert College of Business, and on the board of directors of a privately held company.

Dixon R. Doll has been a Director of NET since April 1984 and became the Company's Chairman of the Board in August 2002. He is the Chairman of the U. S. National Venture Capital Association and serves on its Executive Committee. He is Managing General Partner of Doll Capital Management, a private venture capital firm he founded in 1996 that invests in entrepreneurial companies in the information technology and communications markets. From September 1994 to December 1996, Dr. Doll was engaged in venture capital activities as a private investor. From September 1985 to September 1994, Dr. Doll was a partner of a private venture capital firm. Dr. Doll holds a BS in electrical engineering from Kansas State University and MS and PhD degrees in electrical engineering from the

University of Michigan. Dr. Doll is also a director of Neutral Tandem, Inc. (NASDAQ: TNDM) and several privately held companies.

C. Nicholas Keating, Jr. has served as NET's President and CEO since July 2005 and as a Director of the Company since November 2001. From October 2000 to February 2004, Mr. Keating was President and CEO of IP Infusion, a software developer and licensor of advanced networking software for enhanced IP services. Previously, he was President and CEO of US SEARCH.com, a Web-based provider of on-line information services to individual, corporate and professional users. From 1993 to 1998, he was an advisor to a number of worldwide organizations, including AT&T and Lucent Technologies. From 1987 to 1993, he was a Vice President and corporate officer of NET. Mr. Keating is a member of the Board of Trustees of the Asian Art Museum Foundation of San Francisco and is a San Francisco City Commissioner and Vice Chair of the Asian Art Commission. He is also on the Board of Trustees of American University in Washington, D.C. Mr. Keating received his BA and MA from American University and was a Fulbright Scholar to Mexico. Prior to his business career, Mr. Keating worked in the State and Commerce Departments in international positions and served as a First Lieutenant in the United States Army.

Director Nomination

Criteria for Board Membership. In recommending candidates for appointment or re-election to the Board, the Nominating/Corporate Governance Committee (referred to in the following discussion as the "Nominating Committee") considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the Directors are independent under the rules of the NASDAQ Stock Market, LLC ("NASDAQ"), that members of the Company's Audit Committee meet the financial literacy requirements for audit committee members under NASDAQ rules, that at least one member of the Audit Committee has the accounting or related financial management expertise to qualify as a financially sophisticated audit committee member under NASDAQ rules, and that at least one member of the Audit Committee qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission (the "SEC"). Nominees for Director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and the industry in which it operates, willingness to devote adequate time to Board duties, the interplay of the candidate's experience and skills with those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any of its committees. In addition, no Director may serve on more than a total of six boards of directors of public companies (including service on the Company's Board).

Stockholder Nominees. The Nominating Committee will consider written proposals from stockholders for nominees for Director. Any such nominations should be submitted to the Nominating Committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock that are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee. Nominations should be submitted in the time frame described in the Bylaws of the Company and under the caption "Stockholder Proposals for 2010 Annual Meeting" below.

Process for Identifying and Evaluating Nominees. In connection with each Director nomination recommendation, the Nominating Committee will consider the issue of continuing Director tenure and take appropriate steps to ensure that the Board maintains an openness to new ideas and a willingness to critically re-examine the status quo. An individual Director's re-nomination is dependent upon such Director's performance as evaluated by the Nominating Committee. Provided a Director's performance has been satisfactory, the Nominating Committee will ordinarily renominate incumbent Directors who continue to be qualified for Board service and are willing to continue as Directors. At such time as candidates are required for nomination to the Board, such as if an incumbent Director is not standing for re-election, the Nominating Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the company and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee will evaluate each candidate's qualifications and candidates will be interviewed by at least one member of the Nominating Committee. Candidates meriting serious consideration will meet with the other members of the Board, who will provide input to the Nominating Committee. Based on this information, the Nominating Committee will evaluate which of the prospective candidates is qualified to serve as a Director and whether the committee should recommend to the Board that this candidate be appointed to fill a current opening on the Board, or presented for the approval of the stockholders, as appropriate. The Company has never received a proposal from a stockholder to nominate a Director. Although the Nominating Committee has not adopted a formal policy with respect to the evaluation of stockholder nominees, the Company expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Nominee for the 2009 Annual Meeting. The nominee listed in this Proxy Statement is a current Director standing for re-election, was recommended for selection by the Nominating Committee and was selected by the Board.

Board Committees and Meetings

There are currently three committees of the Board: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Compensation is paid and equity is awarded as set forth below to members of each committee, all of whom are non-employee Board members. Membership in the committees is set forth in the table below.

	Committee		
Board Member	**Audit**	**Compensation**	**Nominating/ Corporate Governance**
Frederick D. D'Alessio	Member	Chair	Member
Dixon R. Doll	Member	Member	Member
David R. Laube	Chair	Member	Chair

The purpose of the Audit Committee is to assist in the oversight by the Board of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditor; and prepare the report of the Committee to be included in the Company's annual proxy statement.

The Compensation Committee has direct responsibility to review and approve the compensation of the Company's CEO; make recommendations to the Board with respect to non-CEO compensation, incentive-compensation, and equity-based plans; and produce an annual report on executive compensation for inclusion in the proxy statement for the Company's annual meeting. The Compensation Committee's processes and procedures for the consideration and determination of executive compensation are discussed in further detail under "Compensation Discussion and Analysis" below.

The purpose of the Nominating/Corporate Governance Committee is to identify individuals qualified to serve as members of the Board, recommend for selection by the Board nominees for election as Directors of the Company, evaluate the Board's performance, develop and recommend to the Board a set of corporate governance principles applicable to the Company, and provide oversight with respect to corporate governance.

Each of the three committees operates under a written charter adopted by the Board. The charters are available at our website (www.net.com) or in print to any stockholder who requests a copy.

During the fiscal year ended March 27, 2009, the Board held seven meetings, the Audit Committee held four meetings, the Compensation Committee held seven meetings, and the Nominating/Corporate Governance Committee held one meeting. Each incumbent Director attended 75% or more of the aggregate number of meetings of the Board and the Committees on which he served during the fiscal year. The Board schedules regular executive sessions in which non-management Directors meet without management participation. Such meetings are presided over by the Chairman of the Board or another non-management Director designated by the Chairman of the Board. The Company encourages all Directors to attend the annual stockholder meetings, though none of our Non-Employee Directors were able to attend the 2008 annual meeting of stockholders.

Director Independence; Financial Experts

Messrs. D'Alessio, Doll, and Laube have no business, commercial, legal or accounting relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has such a relationship with the Company) other than as members of the Board and holders of Company stock and stock options, and the Board has determined that each of them is "independent" within the standards of NASDAQ rules. There are no family relationships among executive officers and/or Directors of the Company. The Board has determined that each member of the Audit Committee meets the standards for independence of audit committee members under SEC rules, and that Messrs. Doll and Laube are each an "audit committee financial expert" as defined under SEC rules.

Communications with Directors

Persons who wish to communicate with our Directors, to report complaints or concerns related to accounting, internal accounting controls or auditing, or to make their concerns known to non-management Directors, may do so using our Whistleblower System. A complaint or concern may be submitted either online through the Whistleblower System at the Internet address www.net.com/wb, or by mail addressed to the Whistleblower Compliance Officer, c/o Legal Dept., Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Director Compensation

Non-employee Directors each receive $35,000 per year for serving on the Board, $10,000 per year for serving on the Audit Committee, and $5,000 per year for serving on each other standing committee of the Board. The Chairman of the Board receives an additional $20,000 per year for serving in that capacity, and each Committee Chairperson receives an additional $5,000 per year for serving in that capacity. Non-employee Directors are eligible for reimbursement of expenses for attending Board and Committee meetings.

Through fiscal 2009, on the date of each annual meeting, non-employee Directors received automatic stock option grants to purchase 15,000 shares of Common Stock, vesting over the one-year period of service until the next annual meeting. Following discussions with a compensation consultant, the equity compensation of the Board was modified such that, beginning fiscal 2010, following each annual meeting, each non-employee Director will, on the immediately following Monday, receive an automatic restricted stock award of 10,000 shares of Common Stock, vesting on August 5 of the year following the date of grant (or, if earlier, the day before the annual stockholder meeting in such year). If an award recipient dies while serving on the Board, the award shall nonetheless vest in full on the scheduled vest date.

The following table shows the compensation of non-employee Directors for their services in fiscal 2009.

NON-EMPLOYEE DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Option Awards (1)(2)	Total
Frederick D. D'Alessio	$60,000	$58,569	$118,569
Dixon R. Doll	75,000	57,915	132,915
David R. Laube	60,000	67,857	127,857

(1) Amounts reported do not reflect compensation actually received by the Director. Instead, the dollar value shown is the compensation cost recognized by the Company in fiscal 2009 for all awards held by the Director, as calculated for financial statement reporting purposes in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payment," (SFAS 123R), except that the amounts shown assume that there will be no service-based forfeitures of awards.

(2) The aggregate grant date fair value, computed in accordance with SFAS 123R, of stock options granted to the Directors in fiscal 2009 was $27,550 for each Director. At fiscal year end, the aggregate number of option awards outstanding for each Director was: Mr. D'Alessio, 102,999 shares; Dr. Doll, 264,000 shares; and Mr. Laube, 167,334 shares.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2009, or any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity that has an executive officer serving as a member of the Board or the Compensation Committee.

Code of Ethics and Corporate Governance Documents

The Company has adopted a Code of Business Conduct that applies to all Directors, officers and employees, including its principal executive officer, principal financial officer and controller. This Code of Business Conduct meets the requirements of the SEC Rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002 for a code of ethics. Our corporate governance documents, including our Corporate Governance Guidelines and our Code of Business Conduct, are available at our website (www.net.com) or in print to any stockholder who requests a copy.

Stock Ownership of Five Percent Stockholders, Directors, and Executive Officers

The following table sets forth certain information as of June 12, 2009 (except as otherwise noted), regarding ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of five percent (5%) or more of the Company's Common Stock, (ii) each Director, including the nominee for Director, (iii) each current executive officer of the Company who is also named in the Summary Compensation Table (each, a "Named

Executive Officer"), and (iv) all Directors and executive officers of the Company as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table, the address of each individual listed in the table is Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Five Percent (5%) Stockholders, Directors, Named Executive Officers, and all Directors and Executive Officers as a Group	Approximate Number of Shares	Percentage of Outstanding Shares
5% Stockholders		
Kopp Investment Advisors, LLC; Kopp Holding Company, LLC; and LeRoy C. Kopp (1)	4,320,760	14.7%
Royce & Associates, LLC (2)	2,092,493	7.1%
ClearBridge Advisors, LLC (3)	1,980,793	6.7%
R. Eliot King and Associates Incorporated and John K. Nelson (4)	1,640,036	5.6%
Directors and Executive Officers		
Frederick D. D'Alessio (5)	112,665	*
Dixon R. Doll (6)	310,263	1.1%
Talbot A. Harty (7)	118,425	*
C. Nicholas Keating, Jr. (8)	444,170	1.5%
Gary L. Lau (9)	202,837	*
David R. Laube (10)	206,556	*
John F. McGrath, Jr. (11)	325,130	1.1%
Frank Slattery (12)	223,486	*
All Executive Officers and Directors as a group (10 persons) (13)	2,034,036	6.9%

* Represents less than 1% of the outstanding shares.

(1) This information was acquired from publicly available information filed with the SEC as of December 5, 2008. Based on this filing, Kopp Investment Advisors, LLC has sole voting power as to 4,141,150 shares listed, which constitute 14.1% of the outstanding Common Stock, and shared dispositive power as to 2,098,760 of such shares. Kopp Holding Company, LLC reports indirect beneficial ownership of 4,141,510 shares listed, but no voting or dispositive power as to any of such shares. LeRoy C. Kopp reports beneficial ownership of all the shares listed and sole dispositive power as to 2,222,000 of such shares. The address for these stockholders is c/o Kopp Investment Advisors, LLC, 7701 France Avenue South, Suite 500, Edina, MN 55435.

(2) This information was acquired from publicly available information filed with the SEC as of January 27, 2009. Based on this filing, Royce & Associates, LLC ("Royce") has sole voting and dispositive power as to all the shares listed. The address for Royce is 1414 Avenue of the Americas, New York, NY 10019.

(3) This information was acquired from publicly available information filed with the SEC as of February 13, 2009. Based on this filing, ClearBridge Advisors, LLC ("ClearBridge") has sole voting power with respect to 1,406,553 shares and dispositive power as to all the shares listed. The address for ClearBridge is 620 8th Avenue, New York, NY 10018.

(4) This information was acquired from publicly available information filed with the SEC as of January 15, 2009. Based on this filing, R. Eliot King and Associates Incorporated has beneficial ownership of 1,107,152 shares, which constitutes 3.8% of the outstanding Common Stock, with shared voting power with respect to 1,046,552 of such shares and shared dispositive power as to all such shares; and Mr. Nelson has beneficial ownership of 1,640,036, which constitutes 5.6% of the outstanding Common Stock, with sole voting and dispositive power as to 532,884 of such shares, shared voting power as to 1,046,552 of such shares and shared dispositive power as to 1,107,152 of such shares. The address for these stockholders is 3000 Sand Hill Road, #2-245, Menlo Park, CA 94025.

(5) Consists of 102,665 shares issuable under options exercisable within 60 days of the Record Date.

(6) Includes 183,666 shares issuable under options exercisable within 60 days of the Record Date. Also includes 4,800 shares owned by International Synergies, Ltd., a corporation in which Dr. Doll has a beneficial interest.

(7) Includes 105,850 shares issuable under options exercisable within 60 days of the Record Date.

(8) Includes 393,250 shares issuable under options exercisable within 60 days of the Record Date.

(9) Includes 193,675 shares issuable under options exercisable within 60 days of the Record Date. Mr. Lau retired from the Company after the end of fiscal 2009.

(10) Includes 166,556 shares issuable under options exercisable within 60 days of the Record Date.

(11) Includes 305,937 shares issuable under options exercisable within 60 days of the Record Date.

(12) Includes 211,375 shares issuable under options exercisable within 60 days of the Record Date.

(13) Includes 1,740,786 shares issuable under options exercisable within 60 days of the Record Date, consisting of 1,662,974 shares issuable under options held by individuals listed in the table as detailed in notes (5) through (12) above and 77,812 shares issuable under options held by two additional executive officers not listed in the table.

<center>**COMPENSATION DISCUSSION AND ANALYSIS**</center>

Introduction

This Compensation Discussion and Analysis explains our compensation philosophy, objectives, policies and practices with respect to our Chief Executive Officer, our Chief Financial Officer and our other three most highly-compensated executive officers, as determined in accordance with applicable SEC rules and as set out in the "Summary Compensation Table" below. We collectively refer to these five individuals as our "Named Executive Officers."

Compensation Committee

The Company's executive compensation programs are administered by the Compensation Committee of the Board (the "Committee"). As described in more detail below, the Committee's responsibilities include establishing the general compensation policies for all employees and overseeing the specific compensation for officers of the Company, including the Chief Executive Officer. The Committee reviews these compensation programs and makes annual adjustments as appropriate to accomplish its objectives. During fiscal 2009, the Committee met seven times and no member of the Committee was at any time during fiscal 2009, or any other time, an executive officer of the Company. The Charter of the Committee is available on our website (www.net.com) on the "Investor Relations" pages under "Corporate Governance."

The Committee Charter permits the Committee to retain, and terminate as necessary, a compensation consultant. During fiscal 2009, the Committee engaged Compensia, LLC as an outside consultant to provide the Compensation Committee and Human Resources Department with a compensation assessment, including competitive data and an analysis of best practices with respect to base salaries, incentive bonuses and equity awards. In addition, the outside consultant was asked to review and provide an assessment of the competitive data as it related to other peer group companies. These companies included: Acme Packet, Aruba Networks, Avici Systems, BigBand Networks, Blue Coat Systems, Communications Systems, Comtech Telecomm, Digi International, Ditech Networks, EFJ, Extreme Networks, iPass, NetScout Systems, Network Engines, NMS Communications, Occam Networks, Packeteer, PCTEL, Riverbed Technology, Secure Computing, SonicWALL, Sycamore Networks, VASCO Data Security, Zhone Technologies. The competitive data focuses on high technology companies in the United States, primarily in the networking industry, with annual revenues of approximately $50 million to $200 million, including many in the "Silicon Valley" area of California, where the Company is headquartered.

Role of Executives

In setting the compensation levels of executive officers, including the CEO, the Committee works with the Company's Human Resources Department, which reports to the CFO. In setting the compensation for executive officers besides the CEO, the Committee seeks recommendations from the CEO supported by the information provided by the Human Resources Department and the outside consultant. The Committee makes all final decisions regarding executive compensation and acts in its sole discretion, except that all other independent Directors, if any, who are not members of the Committee also participate in decisions regarding CEO compensation.

Executive management is not involved in making recommendations for Mr. Keating's compensation as CEO, but the Company's Human Resources Department and its outside consultant provide the same types of compensation surveys and other competitive data as for the other officers, and the outside consultant may make recommendations to the Committee. The Committee considers this data and other factors that may include the financial performance of the Company and Mr. Keating's success in meeting strategic goals.

Objectives of the Company's Executive Compensation Program

The Company's executive compensation programs are intended to meet the following objectives:

- aid in attracting and retaining executive officers with competitive total compensation packages that take into account compensation practices of competing companies;

- provide incentives to executive officers to achieve high levels of individual and Company performance;

- help to provide an environment throughout the Company of goals and rewards for performance; and

- align the financial interests of executive officers with those of stockholders by providing equity-based, long-term incentives.

These objectives, and our general compensation philosophy, are reviewed and updated on an annual basis.

What the Compensation Program is Designed to Reward

The Company's executive compensation program is designed to reward the success of our executive officers in attaining key operating objectives, primarily as a management team, such as growth in revenues and earnings, and

<center>7</center>

ultimately an increased market price for our common stock. Our programs are geared for short- and long-term performance with the goal of increasing stockholder value over the long-term.

In general, cash compensation components, particularly those that are incentive-based, are intended to reward both corporate-wide and individual performance. In rewarding corporate-wide performance, our intent is to ensure that each executive officer works toward for the Company's success. In rewarding individual performance, our intent is to ensure that individuals who personally contribute to the Company's success are rewarded for their contributions. We may also provide rewards, either to executive officers as a group or individually. For sales personnel, including at the executive level, most incentive compensation is in the form of sales commissions, intended to reward sales bookings.

Equity awards inherently provide reward for an increase in stockholder value, as the value of the awards increases directly with increases in the market price for our common stock. Aside from this inherent characteristic, we have generally not made the vesting of equity awards dependent on performance, but vesting of equity awards is generally service-based, requiring that the executive officer remain with the Company and continue to build stockholder value.

Elements of Compensation and Why Each Element is Paid

There are three primary components of the Company's executive officer compensation: 1) base salary; 2) incentive cash compensation; and 3) equity awards. Our approach is to view each of these components separately, and also collectively, to ensure that each component and aggregate compensation meet our objectives. The Committee does not have a policy for allocating target compensation among the various elements in any particular ratio, but generally attempts to provide an allocation similar to that used by the other companies with whom the Company competes for executive talent using the peer data provided by the outside consultant.

For fiscal 2009, the Committee reviewed competitive market data for the three primary components of the Company's executive officer compensation: base salary, incentive cash compensation, and equity awards.

Base Salary

The base salary for executive officers is targeted at the fiftieth (50th) percentile of salaries for comparable positions in peer companies that generally compete with the Company for executive talent. The target for individual positions may be adjusted up or down, as the Committee deems appropriate, for the value of the individual's experience, performance and skill set, and to provide some relative consistency among the officers. The Company's performance does not play a large role in the determination of base salary, except to the extent that poor financial performance may limit the Company's ability to increase salaries.

Following the review of competitive market data, the Committee early in fiscal 2009 determined that the annual base salaries of Mr. Keating, at $415,000, Mr. Lau, at $205,000, and Mr. McGrath, at $275,000, were appropriate; that the annual base salary of Mr. Harty should be increased from $250,000 in fiscal 2008 to $265,000, reflecting his expanded responsibilities, experience and value to the Company; and that the annual base salary of Mr. Slattery should be increased from $225,000 in fiscal 2008 to $235,000, in order to bring his fiscal 2009 salary to a level consistent with the Company's policy of targeting base salaries at the 50th percentile of our peer group companies. In January 2009, the Committee again increased the annual base salary of Mr. Harty, to $275,000, to reflect the expansion of his product development responsibilities to include the Quintum products along with all of the Company's other product lines. Certain amounts of salary paid to the Named Executive Officers in fiscal 2009 and fiscal 2008, as shown in the Summary Compensation Table below, have been slightly less than these base salary amounts due to the timing of the implementation of salary changes.

Incentive Cash Compensation

In recent years, the Company has not implemented any formal bonus plans, but has retained the discretion to pay, and has paid, discretionary year-end bonuses to employees who are not on a compensation program based on sales commissions or defined objectives. To assist with financial planning, the Company has developed bonus guidelines annually, based on certain financial goals, such as revenue, profitability and cash balances, with a focus on key Company-wide performance goals that the Company believes would support the payment of bonuses. The Committee has the discretion to determine specific bonus amounts, which may also be based on individual performance.

Regarding incentive cash compensation for performance in fiscal 2009, the Committee agreed in principal to the outline of a structure for guidelines that would be considered in determining discretionary bonuses for employees other than those on a sales compensation plan. The guidelines included the following performance targets: total revenue increasing 17% from the prior fiscal year, income increasing 40% from the prior fiscal year, and gross margins of 50% or more. Assuming the Company performance met these levels, the guidelines suggested bonuses for the CEO, the CFO and other Named Executive Officers, excluding Mr. Lau, in the amounts of 60%, 35% and 30% respectively, of base salary. No payments were made in fiscal 2009 under these guidelines, based on Company performance.

Sales personnel, including sales executives such as Mr. Lau, participate in commission-based compensation programs. Executive officers responsible for sales receive commissions based on total bookings and revenue derived under their supervision. These commissions typically represent a material part of their overall cash compensation package, and the Committee believes it is appropriate and comparable to those received by similarly situated sales officers of high technology companies of comparable size and market capitalization. In addition to the broad-based incentive programs described above, the Committee has from time to time approved special bonus incentives for particular officers, generally in connection with specific projects.

For Mr. Lau, the Committee approved commission plans for the first half and the second half of fiscal 2009. Each commission plan was based on the level of product bookings and revenue for the Federal Government business. Mr. Lau received $74,988 under these plans as set forth in the compensation table.

Equity Awards

The Company grants stock options and restricted stock awards to executive officers, which provide them with incentives to maximize stockholder value and manage the Company from the viewpoint of our stockholders by providing the executive officers with an equity stake in the Company. The Committee typically grants stock options to newly hired officers and uses a combination of stock options and restricted stock as a supplemental form of equity incentive in each year of subsequent employment. In determining the number of shares awarded to executive officers, as well as the associated vesting schedules, the Committee considers various subjective factors primarily relating to the responsibilities of the individual officers, their expected future contributions, the number of option shares held by the officer that are subject to vesting, and the vesting schedules and exercise prices of such shares or options. In addition, the Committee examines the level of equity incentives held by each executive officer relative to the other executive officers' equity positions and their tenure, responsibilities, experience and value to the Company. The Committee generally does not give significant weight to prior awards that are fully vested, as they do not provide as significant retention.

With regard to equity awards and long-term incentive compensation in fiscal 2009, the Committee made new option grants to each of the Company's Named Executive Officers in amounts intended to bring their long-term equity positions closer to the 50th percentile of the comparative data provided by the outside consultant. Specifically, this resulted in grants of stock options to Mr. Keating in the amount of 100,000 shares, Mr. Harty in the amount of 40,000 shares, Mr. Lau in the amount of 50,000 shares, Mr. McGrath in the amount of 45,000 shares and Mr. Slattery in the amount of 40,000 shares.

Additional Details

The Company's practices for the timing of stock option awards require that the exercise price of any option not be set until all required action has occurred for the option to be effective. The Committee also generally attempts to avoid the grant of stock options at times that the Committee has, or may reasonably be expected to have, material non-public information regarding the Company, such as during the end of a fiscal quarter or thereafter until financial results for the quarter have been disclosed, but the Committee does not have a formal policy against doing so.

The Company does not have stock ownership guidelines. The Company's insider trading policies prohibit short sales of the Company's Common Stock.

Other Elements of Compensation

Executive officers also participate in our other benefit plans on the same terms as our other employees. These plans include medical and dental insurance, life and disability insurance, and, to the extent offered, Company contributions to each participating employee's 401(k) plan. There are no benefits available to executives that are not available to other eligible employees, except that we do maintain severance and change of control arrangements with some of our executive officers, as described below in the section entitled "Employment Contracts; Change in Control Arrangements" and we may offer automobile allowances and reimbursements for financial advisory services. In addition, Mr. Keating was reimbursed for expenses of renting a local apartment in the amount of $19,000. In fiscal 2009, the automobile allowances were provided up to $4,800 ($7,200 for Mr. Keating) and financial advisory services up to $2,500 per Named Executive Officer. We offer these benefits to attract and retain executives. The Company does not offer pension or nonqualified deferred compensation plans.

Economic Climate

In January 2009, in light of the economic climate, the Company, with the concurrence of the Committee, made various changes to the Company's fringe benefit offerings, including a temporary suspension of the Company's matching contributions to its 401(k) plan and a cap on the accrual of sick and vacation time. In March of 2009, the Company also put in place a temporary salary reduction of 15% for the CEO and 10% for the other executive officers, though the

Committee authorized restricted stock grants to each of them in an amount intended to offset the value of six months of salary reduction.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to executive officers named in the Summary Compensation Table in a taxable year. Compensation above $1 million may be deducted if it is "performance based" within the meaning of the Code. The Compensation Committee currently intends to manage its executive compensation program so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Accounting Matters

The Committee also considers the accounting and cash flow implications of various forms of executive compensation. In our financial statements, we record salaries and bonuses as expenses in the amount paid, or to be paid, to the Named Executive Officers. Accounting rules also require us to record an expense in our financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with SFAS 123R. The Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them. We currently amortize compensation expense associated with equity awards over the award's requisite service period and establish fair value of equity awards in accordance with applicable accounting standards.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Report on Form 10-K for the fiscal year ended March 27, 2009.

Compensation Committee Members

Frederick D. D'Alessio, Chairperson
Dixon R. Doll
David R. Laube

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary of Cash and Certain Other Compensation

The following table sets forth information regarding the compensation earned by the Company's CEO, chief financial officer ("CFO"), and other Named Executive Officers during fiscal 2009, fiscal 2008 and fiscal 2007, all of whom were serving in such capacities at the end of fiscal 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation (2)	Total (3)
C. Nicholas Keating, Jr.	2009	$415,000	$ —	$113,649	$440,563	$ —	$41,257	$1,010,469
President and Chief Executive Officer	2008	414,712	—	64,115	366,830	—	43,517	889,174
	2007	400,000	40,000	57,888	81,936	—	37,598	617,422
Talbot A. Harty	2009	264,923	—	23,068	105,360	—	4,603	397,954
Vice President, Chief Development Officer and Chief information Officer	2008	249,808	25,000	16,029	84,061	—	4,271	379,169
	2007	240,000	24,000	14,472	22,734	—	3,160	304,366
Gary L. Lau (4)	2009	205,000	—	1,699	69,938	74,988	8,867	360,492
Senior Vice President, Federal Sales	2008	204,904	—	16,029	48,148	191,699	10,984	471,764
	2007	200,000	—	14,472	23,718	417,425	10,627	666,242
John F. McGrath, Jr.	2009	275,000	—	26,590	101,465	—	5,654	408,709
Vice President and Chief Financial Officer	2008	274,808	80,000 (5)	24,043	145,948	—	9,066	533,865
	2007	265,000	26,500	21,708	84,835	—	10,136	408,179
Frank Slattery	2009	233,923	—	23,068	98,815	—	5,763	361,569
Vice President and General Counsel	2008	224,808	72,500 (5)	16,029	144,085	—	9,224	466,646
	2007	215,000	21,500	14,472	79,929	—	9,178	340,079

---

(1) Amounts reported as the dollar value of stock and option awards do not reflect compensation actually received by the Named Executive Officer. Instead, the amount reported is the compensation cost recognized for financial statement reporting purposes in accordance with the provisions of SFAS 123R, except that the amounts shown assume that there will be no service-based forfeitures of awards. The assumptions applicable to these awards are described, in accordance with the requirements of SFAS 123R, in a footnote to the Company's financial statements, which are included in the Company's Form 10-K filed on May 22, 2009. See Note 10: "Stock-based Compensation." This information is incorporated herein by reference.

(2) The amounts shown for Mr. Keating include $19,000 in fiscal 2009 and $17,760 in fiscal 2008 for reimbursement for rental of a local apartment; $7,200 in automobile allowance in both fiscal 2009 and 2008; a $3,500 contribution to the Company's 401(k) plan in both fiscal 2009 and 2008; and premiums for supplemental group life insurance in the amounts, in fiscal 2009, fiscal 2008 and fiscal 2007, respectively, of $15,057, $15,057 and $9,138. Amounts shown for other executive officers include the Company's contributions to the Company's 401(k) plan of up to $3,500 per year, automobile allowances of up to $4,800 per year, reimbursement for financial advisory services of up to $2,500 per year and premiums for supplemental group life insurance in the amounts, in fiscal 2009, fiscal 2008 and fiscal 2007, respectively, of $1,103, $771 and $660 for Mr. Harty; $3,667, $2,684 and $2,327 for Mr. Lau; $854, $766 and $736 for Mr. McGrath; and $963, $924 and $878 for Mr. Slattery.

(3) See note (1) regarding the dollar value of awards included in the total.

(4) Mr. Lau retired after the end of fiscal 2009.

(5) The bonuses to Mr. McGrath and Mr. Slattery in fiscal 2008 each include a $50,000 retention bonus paid in July 2007 for remaining in the Company's service for the preceding 12 months.

GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to the Named Executive Officers in fiscal 2009.

Name	Grant Date	All Other Stock Awards: No. of Shares of Stock or Units	All Other Option Awards: No. of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
C. Nicholas Keating, Jr.	5/5/08	27,397	100,000 (2)	$4.38	$357,329
Talbot A. Harty	5/5/08	5,479	40,000 (2)	$4.38	$118,930
Gary L. Lau	5/5/08	—	50,000 (2)	$4.38	$118,665
John F. McGrath, Jr.	5/5/08	6,164	45,000 (2)	$4.38	$133,797
Frank Slattery	5/5/08	5,479	40,000 (2)	$4.38	$118,930

(1) The assumed grant date fair value of the equity awards was calculated in accordance with SFAS 123R.

(2) Vests over four years, with 25% vesting one year from the grant date and the balance vesting monthly on a pro rata basis thereafter.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding equity awards held by the Named Executive Officers as of the end of fiscal 2009.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options				Number of Shares or Units of Stock That Have	Market Value of Shares or Units of Stock That Have
Name	(#) Exercisable	(#) Unexercisable	Option Exercise Price	Option Expiration Date	Not Vested	Not Vested (1)
C. Nicholas Keating, Jr.					6,850	$24,866
	3,000	—	$5.37	4/16/2012		
	16,000	—	$3.40	8/13/2012		
	4,000	—	$8.34	8/12/2013		
	1,000	—	$7.08	5/18/2014		
	8,000	—	$6.71	8/10/2014		
	100,000	—	$4.55	7/25/2015		
	128,333	91,667 (2)	$5.43	10/30/2016		
	64,166	75,834 (2)	$10.75	5/7/2017		
	—	100,000 (2)	$4.38	5/5/2018		
Talbot A. Harty					1,370	$4,973
	33,000	—	$10.36	11/10/2013		
	7,000	—	$6.91	7/19/2014		
	4,433	—	$4.69	8/1/2015		
	11,167	—	$4.59	10/11/2015		
	8,166	5,834 (2)	$5.43	10/30/2016		
	22,916	27,084 (2)	$10.75	5/7/2017		
	—	40,000 (2)	$4.38	5/5/2018		
Gary L. Lau					—	—
	1,000	—	$7.50	4/19/2009		
	2,300	—	$10.06	6/24/2009		
	4,000	—	$8.81	9/23/2009		
	2,500	—	$10.19	3/29/2010		
	20,000	—	$9.25	11/9/2010		
	500	—	$3.52	4/17/2011		
	50,000	—	$5.79	3/25/2013		
	50,000	—	$6.71	8/10/2014		
	50,000	—	$4.69	8/1/2015		
	13,750	16,250 (2)	$10.75	5/7/2017		
	—	50,000 (2)	$4.38	5/5/2018		
John F. McGrath, Jr.					1,541	$5,594
	50,000	—	$3.00	11/19/2011		
	10,000	—	$3.63	7/16/2012		
	35,000	—	$5.79	3/25/2013		
	40,000	—	$6.71	8/10/2014		
	40,000	—	$4.69	8/1/2015		
	100,000	—	$3.16	7/31/2016		
	13,750	16,250 (2)	$10.75	5/7/2017		
	—	45,000 (2)	$4.38	5/5/2018		
Frank Slattery					1,370	$4,973
	90,000	—	$6.85	2/10/2013		
	33,625	—	$6.71	8/10/2014		
	8,375	—	$4.69	8/1/2015		
	50,000	—	$3.16	7/31/2016		
	13,750	16,250 (2)	$10.75	5/7/2017		
	—	40,000 (2)	$4.38	5/5/2018		

(1) The market value is based on the market price of the Common Stock on March 27, 2009, which was $3.63 per share.

(2) Vests over four years, with 25% vesting one year from the grant date and the balance vesting monthly on a pro rata basis thereafter.

OPTION EXERCISES AND STOCK VESTED

The following table shows all stock options exercised and the vesting of all stock awards held by the Named Executive Officers during fiscal 2009.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (1)	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
C. Nicholas Keating, Jr.	—	—	25,547	$82,925
Talbot A. Harty	—	—	5,359	$17,678
Gary L. Lau	—	—	1,250	$5,475
John F. McGrath, Jr.	—	—	6,498	$21,943
Frank Slattery	—	—	5,359	$17,679

_____

(1) None of the Named Executive Officers exercised stock options in fiscal year 2009.

Employment Contracts; Change in Control Arrangements

Each of the Company's Named Executive Officers, including Mr. Keating, has a change in control agreement with the Company that provides for immediate vesting of all the executive officer's outstanding stock options and restricted stock in the event of the executive officer's termination of employment within one year after a "corporate transaction" or "change of control," as those terms are defined in the 1993 Option Plan and the 2008 Equity Incentive Plan. Under these agreements, termination of employment includes either termination by the Company for reasons other than cause or disability, or resignation by the officer for certain "good reasons," including a material reduction or alteration in authority, status or responsibility; a material reduction in base compensation; or relocation of the executive officer's principal place of work. The change of control agreements with Messrs. Keating, Harty, McGrath and Slattery further provide that, upon a termination under such circumstances, the Company will provide to the officer a severance payment equal to one year's base salary, and will pay the premiums for the officer's medical, dental, life and disability insurance for one year following the date of termination of employment, subject to execution and delivery by the officer of the Company's standard form of release. These agreements were entered into prior to fiscal year 2009. At the time of their execution, the Committee determined that the applicable benefits were appropriate, and remain appropriate, when compared to our peer companies.

If a triggering event had taken place at the end of the last fiscal year, the Named Executive Officers would have received the following benefits:

	Severance	Potential Acceleration of Unvested Stock Options (1)	Potential Acceleration of Unvested Restricted Stock (2)
C. Nicholas Keating, Jr.	$415,000	—	$24,866
Talbot A. Harty	$275,000	—	$4,973
Gary L. Lau	$205,000	—	—
John F. McGrath, Jr.	$275,000	—	$5,594
Frank Slattery	$235,000	—	$4,973

_____

(1) The value of the unvested and accelerated stock options is the difference between the exercise price of the option and $3.63 per share, the market price of the Common Stock on March 27, 2009, the end of the Company's fiscal 2009.

(2) The value of the unvested and accelerated restricted stock is $3.63 per share, the market price of the Common Stock at March 27, 2009, the end of the Company's fiscal 2009.

Equity Compensation Plan Information

The following table sets forth information as of March 27, 2009 with respect to the equity compensation plans under which Common Stock is authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	2,557,696	$6.0463	1,140,105
Equity compensation plans not approved by security holders (2)	2,251,974	$8.4894	—
Total	4,809,670		1,140,105

(1) Shares issuable pursuant to the 1993 Option Plan and 2008 Equity Incentive Plan. The 1993 Option Plan expired in fiscal 2009 and there are no securities remaining available for future issuance. This amount does not include shares authorized under the 1998 Employee Stock Purchase Plan, which the Board of Directors has suspended.

(2) Shares issuable pursuant to the 1997 Stock Option Program, which expired in fiscal 2009 and under which no securities remain available for future issuance.

The Company's plans are described, in accordance with the requirements of the Statement of Financial Accounting Standards No. 123R, in a footnote to the Company's financial statements, which are included in the Company's Form 10-K filed on May 22, 2009. See Note 10: "Stock-based Compensation." This information is incorporated herein by reference.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, the Company's Directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report initial ownership of the Common Stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC and the Company is required to disclose in this Proxy Statement any failure to file by these dates. Based upon (i) the copies of Section 16(a) reports which the Company received from such persons for their fiscal 2009 transactions, and (ii) the written representations received from one or more of such persons, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, Directors and 10% beneficial owners for fiscal 2009.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for appointing and determining the compensation of the independent auditors to conduct the annual audit of the Company's accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies. Each of the members of the Audit Committee is independent, as defined under the current listing standards of NASDAQ and the standards for independence of audit committee members under current SEC rules. The Audit Committee operates under a written charter prepared by the Audit Committee and adopted by the Board of Directors. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the U.S.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited consolidated financial statements with the Company's management;

- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees, which includes, among other things, (i) methods used to account for significant unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the accountants' conclusions regarding the reasonableness of those estimates; and (iv) disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements;

- met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;

- reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standard Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors their independence from the Company, and concluded that the non-audit services performed by Deloitte & Touche LLP are compatible with maintaining their independence; and

- instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for fiscal 2009 be included in the Company's Annual Report on Form 10-K for the year ended March 27, 2009, for filing with the SEC, and the Board of Directors approved such inclusion.

Audit Committee Members

David R. Laube, Chairperson
Frederick D. D'Alessio
Dixon R. Doll

Relationship with Independent Registered Public Accounting Firm

Deloitte & Touche LLP and its predecessors have acted as the Company's independent auditors since the Company's inception. In accordance with standard policy, Deloitte & Touche LLP periodically changes the individuals who are responsible for the Company's audit.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Deloitte & Touche LLP for fiscal 2009 and 2008.

	2009	**2008**
Audit fees (1)	$915,700	$836,754
Audit-related fees (2)	150,110	328,890
Tax fees (3)	6,281	17,440
Total	$1,072,091	$1,183,084

(1) Audit fees are for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements and audit services provided in connection with statutory or regulatory filings and in connection with the audit of the Company's internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." Audit-related fees in fiscal 2009 were related to the acquisition of Quintum Technologies, Inc. which was completed in December 2007, the registration of the Common Stock issuable under the 2008 Equity Incentive Plan established in August 2008, and a study of goodwill and intangible asset impairment.

(3) Tax fees consisted primarily of tax compliance consultations and preparation of international tax returns.

Administration of the Engagement; Pre-Approval of Audit and Permissible Non-Audit Services

Before the independent registered public accounting firm is engaged by the Company to perform audit or permissible non-audit services, the engagement is approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may establish, either on an ongoing or case-by-case basis, pre-approval policies and procedures providing for delegated authority to approve the engagement of the independent registered public accounting firm, provided that the policies and procedures are detailed as to the particular services to be provided, the Audit Committee is informed about each service, and the policies and procedures do not result in the delegation of the Audit Committee's authority to management.

PROPOSAL NO. 2 – RATIFICATION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company is asking the stockholders to ratify the selection of Deloitte & Touche LLP as its independent registered public accounting firm for the fiscal year ending March 26, 2010. The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP.

In the event the stockholders fail to ratify the appointment, the Board will reconsider its selection. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent registered accounting firm at any time during the year if the Board determines that such a change would be in the best interest of the Company and its stockholders.

Deloitte & Touche LLP has audited the Company's financial statements since inception. Its representatives are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR Proposal No. 2.

**PROPOSAL NO. 3 – APPROVAL OF
AN AMENDMENT OF THE 2008 EQUITY INCENTIVE PLAN
TO INCREASE SHARES AVAILABLE FOR ISSUANCE THEREUNDER**

The Board believes that the Company's ability to provide competitive equity compensation is critical if the Company is to recruit and retain high quality officers, employees, consultants and Directors. Under the Company's 2008 Equity Incentive Plan (the "2008 Plan"), the Company currently has available for issuance a number of shares that is less than three percent of the outstanding Common Stock of the Company. In order for the Company to continue to be able to recruit and retain qualified persons to serve in such positions, the Board is recommending amendments to the 2008 Plan. If this Proposal No. 3 is approved by the stockholders, the 2008 Plan will be amended to effect (i) an increase of 2,300,000 in the number of shares available for issuance under the 2008 Plan, and (ii) a change in the ratio at which stock awards other than stock options or stock appreciation rights ("SARs") are counted, from 1.5:1 to 1.25:1. In addition, a clarification will be added to the 2008 Plan that SARs must have a base price no less than one hundred percent (100%) of the fair market value of the Company's Common Stock on the date of grant.

Background Regarding the 2008 Plan

Our 2008 Plan was originally adopted by our Board of Directors in March 2008 and approved by our stockholders in August 2008. It succeeded the 1993 Option Plan and the 1997 Stock Option Program (together, the "Prior Plans").

The Company uses stock options and other equity awards to recruit and retain well-qualified individuals to serve as officers, employees, consultants and Directors of the Company. Accordingly, the Company believes that it must be in a position to offer such persons compensation packages that are tied, in part, to an increase in the return on equity to stockholders. The 2008 Plan provides for grants of stock options, stock awards, and other equity awards to officers, employees, consultants, and Directors of the Company. The Company believes that without an increase in the number of shares available for issuance under the 2008 Plan, the Company will be at a disadvantage in its recruitment and retention of well-qualified personnel.

We believe that approval of the amendment of the 2008 Plan will:

1. Help us retain and attract top talent. We operate in a very competitive high-technology market. In order to be successful, we must continually develop, have manufactured, market, sell, service and support the complex hardware and software that make up our product lines, and must provide quality administrative support to the business. As such, a key to our future success is our ability to maintain and further develop the skilled, specialized work force capable of supporting this requirement. We believe our practice of granting stock options and other stock awards has been a strong contributor in securing talent in the U.S. and certain foreign countries and that approval of the amendment to the 2008 Plan will position us to continue to attract and retain the skilled workforce that we need, and enable us to continue to use our equity as an important element of compensation.

2. Continue to focus employees on the enhancement of stockholder value. Equity awards link the opportunity to receive competitive levels of compensation with enhancement of stockholder value. Consequently, we believe it is important that a portion of the compensation available to our key officers, employees, consultants and Directors consist of such awards in order to focus these individuals on increasing the return to stockholders.

Proposed Changes to the 2008 Plan

The number of shares of Common Stock that may be sold or issued under awards granted pursuant to the 2008 Plan was initially established at 1,200,000 shares, to be (i) reduced by the number of shares underlying awards granted or subject to awards granted under the Prior Plans after March 28, 2008, and (ii) increased by up to 5,303,155 shares of Common Stock subject to outstanding awards under the Prior Plans as of March 28, 2008 as they are cancelled, terminate, expire, lapse, settled in cash, or are forfeited for any reason after such date. Under the terms of the 2008 Plan, any awards other than stock options or stock appreciation rights ("SARs") are counted against the number of shares available for future issuance as more than one share for each share subject to award. Under the current terms of the 2008 Plan, the ratio at which such other awards, including restricted stock awards ("RSAs"), are counted against such availability is one and one half (1.5) shares for every one (1) share subject to award granted.

Our Board of Directors is requesting that the stockholders approve amendments to the 2008 Plan to increase the number of shares authorized for issuance under it by 2,300,000 shares, and to change the ratio under which "full value" stock awards, meaning awards other than stock options or SARs, are counted to be one and one quarter (1.25) shares for every one (1) share subject to award granted. The new ratio would apply to awards made after June 2, 2009 and to awards that are forfeited and returned to the 2008 Plan after such date.

We believe that it is appropriate to make the change in the stock award ratio because it better reflects the relative values of options versus full value awards, as such relative values may be estimated by institutional investors and independent shareholder advisory groups. We also believe that the change in the ratio will more closely align the perceived relative values of the various types of awards by recipients. The change in the award ratio will provide us with greater flexibility to utilize the shares remaining for issuance under the 2008 Plan, as it will reduce the differential effect of the issuance of full value awards versus other award types and thus will increase the number of full value awards that we can make under the 2008 Plan. By way of example, for each 100 shares available for issuance under the plan, at the current ratio of 1.5:1, only approximately 67 shares could be issued under RSAs, whereas at a ratio of 1.25:1, 80 shares could be issued under RSAs. We believe this flexibility is important as full-value awards are increasingly common among our peer group of companies and as a result, this element has become an important part of our compensation package.

The following tables provide information regarding awards outstanding under all of the Company's equity plans as of June 2, 2009, and the number of shares available for future issuance thereunder, giving effect to this Proposal No. 3:

Awards Presently Outstanding Under Equity Plans

Shares subject to options outstanding as of June 2, 2009	4,718,898
Weighted-average exercise price of all outstanding options: $7.0547	
Weighted-average remaining contractual term of all outstanding options (in years): 6.15	
Unvested shares issued under restricted stock awards outstanding as of June 2, 2009	187,359
Total equity awards outstanding as of June 2, 2009	4,906,257

Shares Available for Future Issuance Under Equity Plans

Shares available for issuance under the 2008 Plan as of June 2, 2009	856,123
Shares to be added pursuant to this Proposal No. 3	2,300,000
Total (1)	3,156,123

(1) Because of the ratio at which awards other than stock options or SARs are counted against shares available for issuance under the 2008 Plan, the actual number of shares issuable could be less. By way of illustration, and assuming approval of this Proposal No. 3 and a new ratio of 1.25:1 for awards other than stock options or SARs, if all the available shares were issued as RSAs, then the number of shares that could be awarded would be 2,524,898 shares.

This discussion of Proposal No. 3 does not give effect to any other proposal to be considered at the 2009 Annual Meeting of Stockholders. Our Board of Directors has approved the increase to the authorized share reserve under the 2008 Plan, and the change in the ratio applicable to awards other than stock options and stock appreciation rights, subject to approval by the stockholders at the 2009 Annual Meeting. If the stockholders approve the amendments to the 2008 Plan by approving this Proposal No. 3, the current version of the 2008 Plan will be amended and will continue in effect on its otherwise unaltered terms unless terminated earlier by our Board of Directors. If the stockholders do not approve the amendments to the 2008 Plan, the current version of the 2008 Plan will remain in effect.

The foregoing description of the 2008 Plan does not purport to be complete and is qualified in its entirety by the 2008 Plan, a copy of which (giving effect to the proposed amendments which are the subject of this Proposal No. 3) is attached hereto as Exhibit A.

New Plan Benefits

Except for the non-discretionary grants to non-employee Directors described above under "Director Compensation", the amount and timing of grants that will be received by, or allocated to, any person under the 2008 Plan is not presently determinable, as awards under the 2008 Plan are fully discretionary and the Company does not have the present intention to make any such specific grants. The Company does intend to make grants under either or both of the Employee Option Exchange and the Officer & Director Option Exchange, if Proposals No. 4 and No. 5 are approved. Since it cannot be determined whether or not a particular employee, officer, or director will participate in either of such exchanges, the number of grants that may be made in connection with such exchanges is not presently determinable.

Vote Required

The affirmative vote of a majority of the shares of Common Stock of the Company voted on this Proposal No. 3 will be required to approve the amendment of the 2008 Plan.

The Board of Directors recommends a vote FOR Proposal No. 3.

PROPOSAL NO. 4 – APPROVAL OF AN
EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

As described in more detail above under "Proposal No. 1 – Election of Directors – Director Compensation" and "Compensation Discussion and Analysis", we have historically granted equity incentive awards to our employees, our Named Executive Officers, and the independent members of our Board of Directors ("Independent Board Members") as a critical component of their compensation. Equity incentive awards, including stock options**,** have been granted to these persons to provide them with incentives to maximize stockholder value, to manage the Company from the viewpoint of our stockholders by providing them with an equity stake in the Company, and to reward performance that enhances stockholder value. The objectives of our 2008 Plan, as well as the Prior Plans (collectively, the "Stock Plans") are to encourage ownership in our Common Stock by key personnel whose long-term employment or other service relationship with the Company is considered essential to the Company's continued progress and, thereby, encourage recipients to act in our stockholders' interest and to share in the Company's success.

Background

As a result of a number of recent macro-economic developments, our stock price has fluctuated significantly in recent years and generally declined over the last two years. We attribute the decline to a number of possible factors including the following, which are generally outside the influence of individual participants in the Company's Stock Plans:

o   *A decline in general economic conditions*. The global economic decline, and the related downturn in technology spending, has likely contributed significantly to the decline in our stock price.

o   *Changes in the stock price of other companies in the telecommunications sector*. Our stock price, particularly over shorter time periods, tends to follow changes in the stock price of other companies in the telecommunications sector and market indices involving such companies. Over the past year, telecommunications companies have seen a significant decline in their stock price.

As a result of the decline in our stock price, as of June 2, 2009, approximately 84% of all stock options outstanding under our Stock Plans were underwater (meaning that the exercise price of each of those stock options was greater than the per share fair market value of the Company's Common Stock). Since underwater options are often perceived by the holders as having little or no potential value, we believe that they are much less effective as incentives to motivate and retain employees, Named Executive Officers, and our Independent Board Members. In addition, although these stock options are not likely to be exercised as long as our stock price is lower than the applicable exercise price, we are required to continue to record stock-based compensation expense against our earnings through the end of their respective vesting periods. Furthermore, while they remain outstanding, the options will continue to appear on our financial statements as potentially issuable securities, representing potential dilution to stockholders' interests for up to their full term.

In order to address these issues, in April 2009, our Board of Directors determined that it would be in the best interests of the Company and our stockholders to offer to certain eligible employees (excluding our Named Executive Officers and our Independent Board Members) a one-time opportunity to exchange certain of their stock options (the "Employee Option Exchange"), which is the subject of this Proposal No. 4. Separately, our Board of Directors also determined that it would be in the best interests of the Company and our stockholders to offer to our Named Executive Officers and our Independent Board Members a one-time opportunity to exchange certain of their stock options (the "Officer & Director Option Exchange"), which is the subject of Proposal No. 5, below.

The Board of Directors delegated to the Compensation Committee the task of developing a specific plan to implement each of the Employee Option Exchange and the Officer & Director Option Exchange. As described below, the Compensation Committee approved the terms and conditions of each of the Employee Option Exchange and the Officer & Director Option Exchange in June 2009. As part of this approval process, the Compensation Committee determined that the implementation of the Employee Option Exchange and the Officer & Director Option Exchange will be subject to the receipt of stockholder approval.

Due to the importance to the Company of each of these option exchanges, as well as any differences in circumstances surrounding the treatment of employees, on the one hand, and our Named Executive Officers and Independent Board Members, on the other hand, the Compensation Committee and the Board of Directors determined to offer to stockholders the opportunity to vote on the approval of each of these option exchanges independently of the other.

A vote for the Employee Option Exchange will not impact a stockholder's ability to vote for or against Proposal No. 5, the Officer & Director Option Exchange, except that approval of Proposal No. 5 is contingent on the approval of this Proposal No. 4 by the requisite vote of stockholders.

We have not commenced the Employee Option Exchange and will not do so unless, among other things, our stockholders approve this Proposal No. 4. If the Company receives stockholder approval of this Proposal No. 4, it is currently anticipated that the Employee Option Exchange will be commenced as promptly as practicable thereafter, with terms expected to be materially similar to those described below; provided, however, that if the Employee Option Exchange is not commenced within twelve months of stockholder approval, the Company will not commence the Employee Option Exchange without again seeking stockholder approval. Notwithstanding the foregoing, however, even if the Company obtains stockholder approval of this Proposal 4, the Compensation Committee retains the full discretion to amend, modify or not implement the Employee Option Exchange.

If our stockholders approve the Employee Option Exchange and the Compensation Committee decides to commence the Employee Option Exchange, eligible employees will be offered the opportunity to participate in the Employee Option Exchange pursuant to the terms and conditions as will be contained in a Tender Offer Statement and related Offer to Exchange to be filed with the SEC and distributed to all eligible employees at the commencement of the Employee Option Exchange. Eligible persons are strongly advised to read such documentation when it becomes available, as it will contain important information about the Employee Option Exchange, prior to making a decision whether to participate therein. Eligible employees will also be able to obtain these documents, when available, free of charge, from the SEC's website at www.sec.gov or by sending a request to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

If our stockholders do not approve the Employee Option Exchange, eligible awards will remain outstanding and in effect in accordance with their existing terms. In such event, the Officer & Director Option Exchange will also not be implemented, regardless of the vote related thereto.

Alternatives to the Employee Option Exchange

In considering how best to continue to motivate, retain and reward our employees who have stock options that are significantly underwater, and which we do not believe continue to provide meaningful incentives, we evaluated several alternatives, including the following:

o *Increase Cash Compensation.* To replace the intended benefits of these incentive awards, we would need to substantially increase cash compensation. These increases would substantially increase our compensation expense and reduce our cash position and cash flow from operations. In addition, increases in cash compensation would not reduce the "overhang" on our Common Stock attributable to outstanding stock options that could be exercised, which exercise would increase the total number of shares of Common Stock outstanding, resulting in dilution to the holders of currently outstanding Common Stock. As described below, reducing our overhang is one of the objectives of the Option Exchanges. An increase in cash compensation, even if significant, would significantly increase our expenses and may not provide sufficient, meaningful, long-term benefits to the Company.

o *Grant Additional Equity Awards.* We also considered granting eligible employees additional equity awards at current fair market value in lieu of implementing the Employee Option Exchange. Consistent with our past practices, we intend to continue to make annual equity awards to eligible employees. However, additional grants beyond the standard annual awards would substantially increase our equity award overhang and the potential dilution to our stockholders, and would increase our compensation expense accordingly.

After considering all available options in light of current economic conditions and the Company's expressed desire to provide meaningful long-term incentives to maximize stockholder value and manage the Company from the viewpoint of stockholders, it was determined that the Employee Option Exchange was in the best interests of the Company and its stockholders.

Objectives of the Employee Option Exchange

The objectives of the Employee Option Exchange program include the following:

o   The Employee Option Exchange is intended to provide renewed incentives and motivate the eligible employees to contribute to achieving future growth of our stock price. By issuing equity incentives that are more closely aligned with our current stock price and in accordance with economic expectations, we believe that such incentives will again become an important tool to help to retain and motivate employees to continue to create stockholder value.

o   The Employee Option Exchange is designed to aid in retention of qualified personnel. RSAs issued under the Employee Option Exchange will be subject to vesting over two years following the date of grant, regardless of whether the tendered options are partially or wholly vested at that time.

o   The Employee Option Exchange will also enable us to recapture value from compensation costs that we are currently incurring with respect to outstanding stock options and that we believe do not currently provide proportionate motivational impact. We believe it is not an efficient use of our resources to recognize compensation expense on awards that do not provide significant perceived value to our employees. Under applicable accounting rules, we are required to recognize compensation expense related to outstanding equity incentive awards, even if these awards are never exercised. By replacing currently outstanding, significantly underwater options that we believe have little or no retentive or incentive value with a lesser number of restricted stock awards with an approximately equivalent accounting value, we believe that we will dramatically increase the retentive and incentive values of such equity awards to be more consistent with the costs associated therewith. In addition, the Employee Option Exchange is not expected to create any material additional compensation expense beyond that currently recognized.

o   As shown in the tables below, the Employee Option Exchange will also allow us to reduce our incentive award overhang. As described above, we believe there is little to no incentive to exercise many outstanding stock options, especially those that are significantly underwater. As described below, eligible employees who elect to participate will exchange currently outstanding stock options for a lesser number of newly-issued restricted stock awards, which will result in an immediate reduction in overhang.

Details of the Employee Option Exchange

Option Eligibility

It is currently expected that eligible participants in the Employee Option Exchange will be eligible to surrender unexercised stock options they currently hold with an exercise price that (i) is "significantly" underwater on the date of exchange, such that the exercise price is greater than or equal to the highest closing price for our Common Stock during the 52 weeks prior to the date of commencement of the Employee Option Exchange, and (ii) were granted more than one year prior to the date of commencement of the Employee Option Exchange (collectively, the "Eligible Options"). Solely for purposes of illustration in this proxy statement, that highest closing price is assumed to be $4.33, which was recorded on May 6, 2009.

Structure of the Employee Option Exchange Program

If implemented, pursuant to the terms and conditions of the Employee Option Exchange, eligible employees will be able to exchange Eligible Options for RSAs in accordance with a specified exchange ratio as described below. Particularly in light of recent developments and the current economic climate, we believe RSAs are an appropriate equity award tool to provide incentive and motivation to our employees because RSAs have an immediate, real value, and are not subject to becoming underwater in the future.

Implementation of the Employee Option Exchange Program

If the Employee Option Exchange is commenced, eligible employees will be offered the opportunity to participate pursuant to the terms and conditions as will be contained in a Tender Offer Statement and related Offer to Exchange to be filed with the SEC and distributed to all eligible persons at the commencement of the Employee Option Exchange. Eligible persons are strongly advised to read such documentation when it becomes available, as it will contain important information about the applicable Option Exchange, prior to making a decision whether to participate therein. Eligible persons will also be able to obtain these documents, when available, free of charge, from the SEC's website at www.sec.gov, or by sending a request to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Eligible employees will be given not less than twenty (20) business days from the commencement of the Employee Option Exchange in which to accept RSAs in exchange for the tender of their Eligible Options.

The Company expects to, but is not required to, accept all validly tendered and not withdrawn, Eligible Options at the close of the relevant Option Exchange.

Eligible Options validly tendered, not withdrawn, and accepted by the Company will be cancelled immediately after the Employee Option Exchange closes. RSAs will be granted promptly thereafter.

Treatment of Validly Tendered and Accepted Eligible Options

Shares subject to Eligible Options that are validly tendered, not withdrawn, and accepted under the Employee Option Exchange will again become available for future grant. If Proposal No. 3 is adopted, all the shares underlying the Eligible Options that are surrendered for exchange will again become available for issuance, pursuant to the terms of the 2008 Plan, and may be issued as part of the Employee Option Exchange or otherwise. If Proposal No. 3 were not to be adopted, all of such shares would be returned to the 2008 Plan for potential re-issuance. Assuming approval of Proposal No. 3, then, so as to restrict the potential further dilution to stockholders, the number of shares that will be recaptured for potential re-issuance under the 2008 Plan will be limited. Specifically, regardless of the level of participation in the Employee Option Exchange, the number of shares underlying awards that will be returned to the 2008 Plan for potential re-issuance, whether as part of the Employee Option Exchange or otherwise, will not exceed 1,733,205 shares.

Employee Eligibility

To be eligible to participate in the Employee Option Exchange, an employee must be employed from the date of commencement of the Employee Option Exchange through the date of the grant of RSAs in exchange for Eligible Options. If an employee does not remain an employee for any reason, including layoff, termination, voluntary resignation, death or disability, on the date that the Employee Option Exchange commences through and including the closing date of the Employee Option Exchange, the employee cannot participate in the Employee Option Exchange. If an employee is no longer an employee on the date that the RSA grants are made, even if he or she had elected to participate and had validly tendered and not withdrawn his or her Eligible Options, such individual's tender will automatically be deemed withdrawn and he or she will not participate in the Employee Option Exchange. Such person will retain his or her outstanding options in accordance with their current terms and conditions.

Exchange Ratios

The exchange ratios (that is, how many Eligible Options an eligible employee must surrender in order to receive one RSA) will be determined immediately prior to the commencement of the Employee Exchange Offer using the Hull-White II Trinomial Lattice Model. To calculate the fair value of Eligible Options, this model is calibrated using historical option exercise and cancellation data to predict the timing and magnitude of exercises and post-vesting cancellations underlying the options being valued. Additionally, the option fair value is affected by a number of other complex variables which include, but are not limited to, the expected stock price, expected stock price volatility, expected post-vesting cancellation rate, risk-free interest rates, dividend yield, and projected employee exercise behavior. In the Employee Option Exchange, we intend to grant a 'value-for-value' exchange, such that the value of Eligible Options validly tendered, not withdrawn, and accepted will approximate the value of the RSAs issued. Accordingly, the Employee Option Exchange will result in an approximate cost-neutral exchange to the Company. RSAs calculated according to the applicable exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. No fractional shares will be issued.

Election to Participate

Participation in the Employee Option Exchange will be voluntary. Under the Employee Option Exchange, eligible employees may make a one-time election to surrender some or all of their Eligible Options in exchange for an RSA, in an amount to be determined in accordance with the applicable exchange ratio described above, and which will be detailed in the applicable Tender Offer Statement and related Offer to Exchange, when available.

Exercise Price

RSAs issued in exchange for Eligible Options under the Employee Option Exchange will be full-value grants of restricted stock and will have no exercise price.

Vesting of RSAs

RSAs issued under the Employee Option Exchange will be issued and outstanding immediately upon grant, but subject to vesting quarterly, in equal portions, over approximately two years following the date of grant, regardless of whether the tendered Eligible Options were partially or wholly vested at that time. Specifically, the RSAs will vest as to one-eighth of the total number of shares on the fifth day of each February, May, August and November, such that if the

Employee Option Exchange is completed, for example, on November 1, 2009, then the first vesting will occur on February 5, 2010. At each vesting date, a portion of the shares vesting will be surrendered to the Company in satisfaction of withholding taxes. RSAs will vest only to the extent the holder continues providing services to the Company through each applicable vesting date. RSAs that are not vested at the time of termination of service will be forfeited.

Other Terms and Conditions of RSAs

The RSAs will be issued under, and the other terms and conditions of the RSAs will be governed by, the 2008 Plan.

U.S. Federal Income Tax Consequences

The following is a general summary of the anticipated material U.S. federal income tax consequences of participating in the Employee Option Exchange for eligible participants who are subject to tax in the U.S. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all the federal tax consequences that may apply to all participants and is not intended to be complete. A more detailed summary of the applicable tax considerations to participants will be provided in the Offer to Exchange, when available.

We believe that the exchange of Eligible Options pursuant to the Employee Option Exchange should be treated as a non-taxable exchange and participants should not recognize any taxable income for U.S. federal income tax purposes upon the surrender of Eligible Options. Participants should also not recognize any taxable income upon the receipt of the RSAs. Participants receiving RSAs will generally recognize ordinary income at the time the shares vest in an amount equal to the fair market value of those shares. At the time of vesting, when the participant recognizes ordinary income, we will have a withholding and reporting obligation with respect to that income (although the participant will be required to pay any additional tax due). In addition, we will generally be entitled to a tax deduction in the amount of the ordinary income recognized by the participant.

Upon a participant's sale of shares acquired pursuant to a RSA, any gain or loss, based on the difference between the sale price and the fair market value of the shares on their vesting date will be taxed as a capital gain or loss. Such gain or loss will be long-term if the participant held the shares for more than one year following the vesting date.

A participant who acquires RSAs in connection with the performance of services is generally permitted to make an election under Section 83(b) of the Internal Revenue Code to include in his or her gross income, for the taxable year in which the property is transferred to the employee, the fair market value of the RSAs at the time of transfer (determined without regard to any "forfeiture restriction"). By tendering Eligible Options in the Employee Option Exchange, the participant will waive any right he or she otherwise had to make an election under Section 83(b) of the Internal Revenue Code with respect to the RSAs acquired in exchange for his or her tendered eligible options.

The tax consequences for participants subject to tax outside the U.S. may differ from the U.S. federal income tax consequences described in the preceding paragraphs.

All holders of Eligible Options are urged to consult their own tax advisors regarding the tax implications of participating in either the Employee Option Exchange under all applicable laws prior to determining whether to participate in either such Option Exchange.

Accounting Impact

We intend for the Employee Option Exchange program to not result in any material additional compensation expense to the Company. Based on this objective, the average fair value of the RSAs granted in the Employee Option Exchange, measured as of the date such awards are granted, will be approximately equal to the fair value of the tendered Eligible Options (other than compensation expense that might result from fluctuations in stock price after the exchange ratios have been set but before the exchange actually occurs). The unamortized compensation expense from the tendered Eligible Options and incremental compensation expense, if any, associated with the RSAs granted under the Employee Option Exchange will be recognized over the vesting period of the RSAs. If any portion of the RSAs granted is forfeited, the compensation cost for the forfeited portion of the award generally will not be recognized. Based on the assumptions described above, and assuming that our stock price does not materially fluctuate between the establishment of the exchange ratios and the date the exchange actually occurs, then, as a result of the Employee Option Exchange, we do not expect to recognize any material non-cash accounting charges.

Potential Modification of Terms to Comply with Governmental Requirements

The terms of the Employee Option Exchange will be described in a Tender Offer Statement and accompanying Offer to Exchange that will be filed with the SEC and delivered to eligible employees. Although we do not anticipate that the SEC will require us to modify the terms materially, it is possible that we will need to alter the terms of the Employee

Option Exchange to comply with potential SEC comments. Changes in the terms of the Employee Option Exchange may also be required for tax purposes for participants in the United States if the tax law changes or new interpretations are issued or other facts change the expected tax treatment of the Employee Option Exchanges to us or to participants in the Employee Option Exchanges. In addition, we intend to make the Employee Option Exchange available to our employees who are located in certain countries outside of the U.S. where permitted by local law and where we determine it is feasible and practical to do so. It is possible that we may need to modify the terms offered to employees outside the U.S. to comply with local requirements or practices, or for tax, accounting, or administrative reasons. Alternatively, we may exclude such employees from eligibility to participate in the Employee Option Exchange.

Effect on Stockholders

We are not able to predict the impact that the Employee Option Exchange will have on our stockholders because we are unable to predict how many eligible employees will participate in the Employee Option Exchange or the number of Eligible Options that may be tendered therein. The Employee Option Exchange was designed to provide renewed incentives and motivate the eligible employees to continue to create stockholder value, as well as reduce the number of shares currently subject to outstanding options, thereby avoiding the dilution in ownership that normally results from supplemental grants of new stock options or other awards. As explained above, the net reduction in shares subject to outstanding equity awards resulting from the Employee Option Exchange could vary depending on factors such as the level of participation in the Employee Option Exchange or the number of Eligible Options that may be tendered therein. The reduction in overhang may also be partially offset by the grant of additional equity awards by the Company.

As of June 2, 2009, there were a total of 4,718,898 shares underlying options outstanding under our Stock Plans. Of those, 2,910,965 were shares underlying options outstanding and issued to our employees (excluding options held by our Named Executive Officers or our Independent Board Members). Of these outstanding options, and as of such date, options to purchase 2,233,205, or approximately 77%, of the shares of common stock subject to employee options will be eligible for exchange in accordance with this Proposal No. 4.

The information below is provided for illustrative purposes only. While the exchange ratios will be determined as of the date immediately prior to the commencement of the Employee Option Exchange, if 100% of Eligible Options were to be exchanged in accordance with this Proposal No. 4, and grants of RSAs were made in accordance with the exchange ratios set out below, then:

o   The number of RSAs issued will be approximately 549,603. In our 2008 Plan, assuming approval of the amendments set forth in Proposal No. 3 above, shares eligible for future issuance subject to stock options are counted on a 1:1 basis, but shares subject to full-value awards such as RSAs are counted on a 1.25:1 basis. Accordingly, the issuance of the 549,603 RSAs will remove 687,004 shares from the pool of shares underlying awards available for future grant under the 2008 Plan.

o   The number of other outstanding full-value grants (total unvested RSAs) as of June 2, 2009 was 187,359 shares.

o   The total number of shares subject to options ineligible for participation in the Employee Option Exchange, and that will remain subject to outstanding options is 2,485,693 shares.

The following tables show the effect of the Employee Option Exchange on the total number of derivative equity awards outstanding ("overhang"). The tables assume the approval of only this Proposal No. 4 (which relates to the Employee Option Exchange which is limited solely to our employees), and not Proposal No. 5 (which relates to the Officer & Director Option Exchange, which includes our Named Executive Officers and our Independent Board Members).

Overhang Before Employee Option Exchange

Total number of shares of Common Stock ("Shares") outstanding as of June 2, 2009	29,373,493
Total number of Shares subject to outstanding equity awards as of June 2, 2009 (1)	4,906,257
Weighted-average exercise price of all outstanding options: $7.0547	
Weighted-average remaining contractual term of all outstanding options (in years): 6.15	
Percentage overhang prior to the Employee Option Exchange (2)	14.3%

(1) Includes 4,718,898 shares subject to presently outstanding options and 187,359 unvested shares issued under RSAs.

(2) Represents Shares subject to equity awards divided by the total of the number of Shares of Common Stock outstanding plus Shares subject to equity awards.

Overhang After Employee Option Exchange (For illustrative purposes only), Assuming 100% Participation of Eligible Options

Maximum number of Eligible Options to be cancelled in the Employee Option Exchange	(2,233,205)
Maximum number of Shares subject to RSAs to be issued in Employee Option Exchange	549,603
Total number of Shares subject to equity awards following the Employee Option Exchange (1)	3,222,655
Weighted-average exercise price of all outstanding options: $5.4691	
Weighted-average remaining contractual term of all outstanding options (in years): 5.97	
Percentage overhang after the Employee Option Exchange (2)	9.89%

(1) Includes (a) as of June 2, 2009, 2,485,693 outstanding options not eligible for exchange and 187,359 unvested shares issued under outstanding RSAs, as well as (b) the 549,603 shares subject to RSAs to be issued in the Employee Option Exchange.

(2) Represents Shares subject to equity awards divided by the total of the number of Shares of Common Stock outstanding plus Shares subject to equity awards.

As described above under "Treatment of Validly Tendered and Accepted Eligible Options," shares subject to Eligible Options that are validly tendered, not withdrawn, and accepted under the Employee Option Exchange will again become available for future grant, under the existing terms of the 2008 Plan; provided that the number of shares so returned to the 2008 Plan and available for future issuance will be limited if Proposal No. 3 is adopted, The following table shows the effect of the Employee Option Exchange on the number of shares available for issuance under the 2008 Plan, assuming 100% participation in the Employee Option Exchange:

Shares Available for Future Issuance After the Employee Option Exchange

If Proposal No. 3 is Not Adopted:	
Shares available for issuance under the 2008 Plan as of June 2, 2009	856,123
Shares that will be recaptured and become available for issuance under the 2008 Plan	2,233,205
Number of Shares to be counted as issued under RSAs in Employee Option Exchange (1)	(824,405)
Number of shares that will be available for future issuance under the 2008 Plan	**2,264,923**
If Proposal No. 3 is Adopted:	
Shares available for issuance under the 2008 Plan as of June 2, 2009	856,123
Shares to be added pursuant to Proposal No. 3	2,300,000
Shares that will be recaptured and become available for issuance under the 2008 Plan	1,733,205
Number of Shares to be counted as issued under RSAs in Employee Option Exchange (1)	(687,004)
Maximum number of shares that will be available for future issuance under the 2008 Plan	**4,202,324**

(1) Under the assumptions set forth above, the number of Shares to be issued in the Employee Option Exchange is 549,603. These Shares will be issued under RSAs. Pursuant to the terms of the 2008 Plan, shares issued under RSAs are counted against the number of shares available for issuance as more than one share for each share subject to award. Under the 2008 Plan currently, the ratio is 1.5:1. If Proposal No. 3 is adopted, the ratio would be 1.25:1.

Stockholders are cautioned that we cannot provide any assurances as to the applicable stock price at the time of commencement of the Employee Option Exchange; the total number of Eligible Options; the number thereof that will be validly tendered therein, not validly withdrawn, and accepted by the Company; or the exchange ratios that will apply.

Illustrative Exchange Ratios

The following table shows the theoretical exchange ratios and other data for Eligible Options in groups by date range, which provides groupings of options by similar per-share value. The actual exchange ratios will be determined in the manner described under "Exchange Ratios" above. The ratios set out below were established for illustrative purposes only based on the Company's closing stock price of $3.80 on June 2, 2009 and the option valuation methodology described above. The actual exchange ratios will be determined immediately prior to the date of commencement of the Employee Option Exchange. No assurances can be given that any applicable ratio will be higher or lower than those in the examples below, and the actual ratios will be dependent upon, among other things, our stock price at the applicable date.

Grant Date Range of Eligible Employee Grants	Number of Shares Underlying Eligible Options (Projected as of Exchange Date)	Weighted Average Exercise Price	Weighted Average Remaining Life of Eligible Options (years)	Exchange Ratio (Eligible Options Exchanged to RSAs Issued)	Number of Shares Underlying Replacement RSAs (Projected as of Exchange Date)
9/1/1999 to 12/31/1999	6,825	$10.37	0.336	500.00	6
1/1/2000 to 3/31/2000	109,247	$10.15	0.746	70.00	1,536
4/1/2000 to 12/31/2000	228,009	$8.68	1.051	25.00	9,114
1/1/2001 to 12/31/2001	21,500	$6.40	1.628	6.90	3,115
1/1/2002 to 12/31/2002	5,667	$5.04	2.749	3.75	1,509
1/1/2003 to 6/30/2003	27,000	$6.41	3.855	3.90	6,921
7/1/2003 to 12/31/2003	106,415	$8.73	4.121	4.90	21,707
1/1/2004 to 6/30/2004	36,000	$10.43	4.878	5.25	6,854
7/1/2004 to 12/31/2004	166,325	$7.79	5.252	3.90	42,625
1/1/2005 to 12/31/2005	200,076	$4.83	6.194	2.90	68,931
1/1/2006 to 12/31/2006	66,988	$5.67	7.452	2.85	23,500
1/1/2007 to 6/30/2007	402,179	$9.62	7.859	3.85	104,449
7/1/2007 to 12/31/2007	613,974	$11.35	8.433	3.70	165,880
1/1/2008 to 6/30/2008	243,000	$5.81	8.827	2.60	93,456
	2,233,205	**$8.82**	**6.353**	**4.063**	**549,603**

Vote Required

The approval of this Proposal No. 4, the Employee Option Exchange, requires the affirmative vote of a majority of the votes cast on the Proposal at the 2009 Annual Meeting of Stockholders.

A vote by an eligible employee in favor of this proposal at the Annual Meeting does not constitute an election to participate in the Employee Option Exchange.

The Board of Directors recommends a vote FOR Proposal No. 4

PROPOSAL NO. 5 – APPROVAL OF AN
OFFICER & DIRECTOR STOCK OPTION EXCHANGE PROGRAM

As described in "Proposal No. 4 – Approval of an Employee Stock Option Exchange Program" our Board of Directors has determined, for the same reasons set forth in Proposal No. 4, that it would be in the best interests of the Company and our stockholders to offer to our Named Executive Officers and our Independent Board Members a one-time opportunity to exchange Eligible Options (the Officer & Director Option Exchange). Please note that this proposal is separate and distinct from Proposal No. 4 relating to the approval of the Employee Option Exchange program. A vote either for or against Proposal No. 4 will not impact a stockholder's ability to vote for or against Proposal No. 5, except that approval of Proposal No. 5 is contingent on the approval of Proposal No. 4 by the requisite vote of stockholders.

Background

As described above, the Board of Directors delegated to the Compensation Committee the task of developing a specific plan to implement the Officer & Director Option Exchange. The Compensation Committee approved the terms and conditions of the Officer & Director Option Exchange in June 2009. As part of this approval process, the Compensation Committee determined that the implementation of the Officer & Director Option Exchange will be subject to the receipt of stockholder approval and the approval by our stockholders of the Employee Option Exchange. Further, due to its significance, the Compensation Committee, and the Board of Directors, determined it was appropriate to offer stockholders the opportunity to vote on the approval of the Officer & Director Option Exchange independently of the approval of the Employee Option Exchange.

We have not commenced the Officer & Director Option Exchange and will not do so unless, among other things, our stockholders approve both Proposal No. 4 and this Proposal No. 5. If the Company receives stockholder approval of both Proposal No. 4 and this Proposal No. 5, then it is currently anticipated that the Officer & Director Option Exchange will commence as promptly as practicable following approval of this Proposal by our stockholders, with terms expected to be materially similar to those described below; provided, however, that if the Officer & Director Option Exchange is not commenced within twelve months of stockholder approval, the Company will not commence the Officer & Director Option Exchange without again seeking stockholder approval. Notwithstanding the foregoing, however, even if the Company obtains stockholder approval of this Proposal No. 5, the Compensation Committee retains the full discretion to amend, modify or not implement the Officer & Director Option Exchange.

If our stockholders approve the Employee Option Exchange and the Officer & Director Option Exchange and the Compensation Committee decides to commence the Option Exchanges, eligible persons will be offered the opportunity to participate in the Officer & Director Option Exchange pursuant to the terms and conditions as will be contained in a Tender Offer Statement and related Offer to Exchange to be filed with the SEC and distributed to all eligible persons at the commencement of such offer.

If our stockholders do not approve the Officer & Director Option Exchange, awards otherwise eligible for the Officer & Director Option Exchange will remain outstanding and in effect in accordance with their existing terms.

Alternatives to the Officer & Director Option Exchange

In connection with an evaluation of alternatives to the Officer & Director Option Exchange, we evaluated similar alternatives to those described above under Proposal No. 4, except that we considered the potential impact on individuals who would be eligible to participate in this offer.

After considering all available options in light of current economic conditions and the Company's expressed desire to provide meaningful incentives to maximize stockholder value and manage the Company from the viewpoint of stockholders, it was determined that the Officer & Director Option Exchange was in the best interests of the Company and its stockholders.

Objectives of the Officer & Director Option Exchange

The objectives of the Officer & Director Option Exchange are identical to the objectives of the Employee Option Exchange, except that such objectives apply to individuals who would be eligible to participate in this offer.

Details of the Officer & Director Option Exchange

The details of the Officer & Director Option Exchange are the same as the details of the Employee Option Exchange, except that such details apply to individuals who would be eligible to participate in this offer, and except as follows:

Eligibility

Our Named Executive Officers (other than Mr. Lau, who retired after the end of fiscal 2009, and who is described in this proxy statement as a Named Executive Officer, but who, as a result of his retirement, is ineligible to participate in either Option Exchange) and our Independent Board Members would be eligible to surrender Eligible Options in the Officer & Director Option Exchange.

Structure of the Officer & Director Option Exchange

If implemented, pursuant to the terms and conditions of the Officer & Director Option Exchange, eligible participants will be able to exchange Eligible Options for replacement stock options ("Replacement Stock Options") in accordance with a specified exchange ratio as described below. Because the value that options provide as an incentive tool is subject to market-price variation which is closely linked to the Company's performance, we believe they continue to be an appropriate motivational tool for the Named Executive Officers and our Independent Board Members, who each individually can have a more significant influence than certain other employees on such Company performance.

Treatment of Validly Tendered and Accepted Eligible Options

Shares subject to Eligible Options that are validly tendered, not withdrawn, and accepted under the Officer & Director Option Exchange that were granted under the Prior Plans will again become available for future grant under the existing terms of the 2008 Plan.

Exchange Ratio

In the Officer & Director Option Exchange, we intend to grant a '50% value-for-value' exchange, such that the value of Replacement Stock Options issued will approximate 50% of the value of Eligible Options validly tendered, not withdrawn, and accepted. Accordingly, there will not be any additional compensation expense to the Company associated with the Officer & Director Option Exchange. Replacement Stock Options calculated according to the applicable exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. No fractional shares or options to purchase fractional shares will be issued.

Election to Participate

Participation in the Officer & Director Option Exchange will be voluntary. Under the Officer & Director Option Exchange, eligible persons may make a one-time election to surrender some or all of their Eligible Options in exchange for a Replacement Stock Option, as determined in accordance with the applicable exchange ratio, and which will be detailed in the applicable Tender Offer Statement and related Offer to Exchange, when available.

Exercise Price

Replacement Stock Options issued in exchange for Eligible Options under the Officer & Director Option Exchange will be granted with an exercise price equal to the fair market value of our Common Stock on the date of the Replacement Stock Option grant.

Vesting of Replacement Stock Options

Replacement Stock Options issued under the Officer & Director Option Exchange will be subject to monthly vesting in equal portions as follows: for Named Executive Officers, over the 24 months following the date of grant; and for Independent Board Members, over the 12 months following the date of grant, regardless of whether any Eligible Options surrendered in exchange for Replacement Stock Options were partially or wholly vested at that time. Replacement Stock Options will vest only to the extent the eligible individual continues providing services to the Company through the applicable vesting date. Replacement Stock Options that are not vested at the time of termination of service cannot be exercised and will be forfeited (except to the extent of any acceleration of vesting that may occur pursuant to a change-of-control or other arrangement).

Term of Replacement Stock Options

The term of an option is the length of time during which it may be exercised. Under the Officer & Director Option Exchange, each Replacement Stock Option will expire seven (7) years from the date of grant thereof, subject to earlier expiration of the option (i) upon termination of the service of the optionee per the terms of the Replacement Stock Option, for Named Executive Officers; or (ii) 12 months after termination of the service of the optionee, for Independent Board Members.

Other Terms and Conditions of Replacement Stock Options

Replacement Stock Options will be issued under, and the terms and conditions will be governed by, the 2008 Plan. Replacement Stock Options will be non-qualified stock options under U.S. tax laws.

U.S. Federal Income Tax Consequences

The following is a general summary of the anticipated material U.S. federal income tax consequences of participating in the Officer & Director Option Exchange. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all the federal tax consequences that may apply to all participants and is not intended to be complete. A more detailed summary of the applicable tax considerations to participants will be provided in the Offer to Exchange, when available.

We believe that the exchange of Eligible Options pursuant to the Officer & Director Option Exchange should be treated as a non-taxable exchange and participants should not recognize income for U.S. federal income tax purposes upon the surrender of Eligible Options. Participants should also not recognize any taxable income upon receipt of the Replacement Stock Options. Since all Replacement Stock Options granted under the Officer & Director Option Exchange will be non-qualified stock options for U.S. federal income tax purposes, participants will recognize ordinary income upon exercise of such options equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for such shares. At the time of exercise of the Replacement Stock Options, we will have a withholding and reporting obligation with respect to the taxable income. In addition, we will be entitled to a tax deduction in the amount of the ordinary income recognized by the participant.

Upon the participant's sale of the shares acquired at exercise, any gain or loss, based on the difference between the sale price and the fair market value of the shares at exercise will be taxed as a capital gain or loss. Such gain or loss will be long-term if the participant held the shares for more than one year following the exercise date.

The tax consequences for participants subject to tax outside the U.S. may differ from the U.S. federal income tax consequences described in the preceding paragraph.

All holders of Eligible Options are urged to consult their own tax advisors regarding the tax implications of participating in the Officer & Director Option Exchange under all applicable laws prior to determining whether to participate in such Option Exchange.

Accounting Impact

We intend for the Officer & Director Option Exchange program to not result in any material additional compensation expense to the Company. The average fair value of each new Replacement Stock Option granted to participants in exchange for tendered Eligible Options, measured as of the date such replacement is granted, will be approximately 50% of the value of the tendered Eligible Options. The intent of the Officer & Director Option Exchange is that it will not result in us incurring additional compensation expenses.

Effect on Stockholders

We are not able to predict the impact that the Officer & Director Option Exchange will have on our stockholders because we are unable to predict how many eligible individuals will participate in the Officer & Director Option Exchange or the number of Eligible Options that may be tendered therein. The Officer & Director Option Exchange is designed to provide renewed incentives and motivate the eligible participants to continue to create stockholder value, as well as reduce the number of shares currently subject to outstanding options, thereby avoiding the dilution in ownership that normally results from supplemental grants of new stock options or other awards. As explained above, the net reduction in shares subject to outstanding equity awards resulting from the Officer & Director Option Exchange could vary depending on factors such as the level of participation in the Officer & Director Option Exchange or the number of Eligible Options that may be tendered therein. The reduction in overhang may also be partially offset by the grant of additional equity awards by the Company.

The Company is asking its stockholders to approve the Officer & Director Option Exchange program. The Company's directors and Named Executive Officers have been granted options which are the subject of this proposal and therefore have an interest in this proposal.

As of June 2, 2009, approximately 81% of the stock options held by our current Named Executive Officers (excluding Mr. Lau, who retired after the end of fiscal 2009, and so is described in this proxy statement as a Named

Executive Officer, but is not eligible to participate in either Option Exchange described herein) and our Independent Board Members were underwater.

The table below provides certain information on the Eligible Options for the Officer & Director Option Exchange as of June 2, 2009 and assumes the approval of this Proposal No. 5 (which relates to the Officer & Director Option Exchange, which is limited to our Named Executive Officers and our Independent Board Members), as well as Proposal No. 4 (which relates to the Employee Option Exchange involving only our employees), and on which approval of this Proposal No. 5 is contingent. As of June 2, 2009, there were a total of 1,807,933 shares underlying options outstanding under our equity compensation plans for our Named Executive Officers and our Independent Board Members. Of these outstanding options and as of such date, options to purchase 1,411,599, or approximately 78%, of the shares of common stock subject to such options would be eligible for exchange in accordance with this Proposal No. 5.

The information below is provided for illustrative purposes only. We cannot provide any assurances as to the applicable stock price at the time of commencement of the Officer & Director Option Exchange; the total number of Eligible Options; the number thereof that will be validly tendered therein, not validly withdrawn, and accepted by the Company; or the exchange ratios that will apply.

While the exchange ratios will be determined as of the date immediately prior to the commencement of the Officer & Director Option Exchange, if 100% of Eligible Options were to be exchanged under this Proposal No. 5, and grants of Replacement Stock Options made in accordance with the illustrative exchange ratios set out below, based on a $3.80 price of our common stock on June 2, 2009, then the total number of Replacement Stock Options issued in the Officer & Director Option Exchange will be approximately 572,095.

The following tables show the effect of the Officer & Director Option Exchange on the total amount of derivative equity awards outstanding.

Overhang after Employee Option Exchange but before Officer & Director Option Exchange
(For illustrative purposes only)

Total number of shares of Common Stock ("Shares") outstanding as of June 2, 2009:	29,373,493
Total number of Shares subject to outstanding equity awards after giving effect to the Employee Option Exchange, assuming 100% participation of Eligible Options (1):	3,222,655
Weighted-average exercise price of all outstanding options: $5.4691	
Weighted-average remaining contractual term of all outstanding options (in years): 5.97	
Percentage overhang prior to the Officer & Director Option Exchange (2)	9.89%

(1) Includes (a) as of June 2, 2009, 2,485,693 outstanding options not eligible for exchange and 187,359 unvested shares issued under other restricted stock awards; and (b) 549,603 shares subject to RSAs to be issued in the Employee Option Exchange.

(2) Represents Shares subject to equity awards divided by the total of the number of Shares of Common Stock outstanding plus Shares subject to equity awards.

Overhang after Both Employee Option Exchange and Officer & Director Option Exchange
(For illustrative purposes only)

Number of Eligible Options to be cancelled in the Officer & Director Option Exchange, assuming 100% participation of Eligible Options:	(1,411,599)
Number of shares subject to Replacement Stock Options to be issued in the Officer & Director Option Exchange, assuming 100% participation of Eligible Options:	572,095
Total number of shares subject to outstanding equity awards following both the Employee Option Exchange and Officer & Director Option Exchange, assuming 100% participation of Eligible Options (1):	2,383,151
Weighted-average exercise price of all outstanding options: $3.9133	
Weighted-average remaining contractual term of all outstanding options (in years): 5.67	
Percentage overhang after the Officer & Director Option Exchange (2):	7.50%

(1) Includes (a) as of June 2, 2009, 677,760 outstanding options issued to our employees which are not eligible for exchange in the Employee Option Exchange, 396,334 outstanding options issued to our Named Executive Officers or our Independent Board Members which are not eligible for exchange in the Officer & Director Option Exchange, and 187,359 unvested shares issued under other restricted stock awards; and (b) 549,603 shares subject to RSAs to be issued in the Employee Option Exchange and 572,095 shares subject to options to be issued in the Officer & Director Option Exchange.

(2) Represents Shares subject to equity awards divided by the total of the number of Shares of Common Stock outstanding plus Shares subject to equity awards.

Illustrative Exchange Ratios

The following table shows the theoretical exchange ratios and other data for Eligible Options in groups by date range, which provides groupings of options by similar per-share value.

The ratios set out below were established for illustrative purposes only based on the Company's closing stock price of $3.80 on June 2, 2009 and the option valuation methodology described above. The actual exchange ratios will be determined immediately prior to the date of commencement of the Officer & Director Option Exchange. No assurances can be given that any applicable ratio will be higher or lower than those in the examples below, and the actual ratios will be dependent upon, among other things, our stock price at the applicable date.

Grant Price of Eligible Officer & Director Option Exchange Grants	Number of Shares Underlying Eligible Options (Projected as of Exchange Date)	Weighted Average Remaining Life of Eligible Options	Exchange Ratios (Options Surrendered to New Options Issued)	Number of Shares Underlying Replacement Options (Projected as of Exchange Date)
$4.38	225,000	8.923	1.962	114,677
$4.55	100,000	6.127	2.283	43,802
$4.59	11,167	6.357	2.259	4,943
$4.69	52,808	6.163	2.299	22,968
$4.70	146,000	6.185	2.257	64,687
$5.37	3,000	2.872	3.571	840
$5.43	234,000	7.411	2.232	104,838
$5.79	35,000	3.811	3.194	10,958
$6.45	90,000	3.693	3.492	25,773
$6.71	121,625	5.188	2.851	42,660
$6.91	7,000	5.128	2.931	2,388
$7.08	3,000	4.958	2.976	1,008
$8.34	36,000	4.194	3.701	9,725
$8.43	6,999	5.610	2.988	2,342
$9.67	45,000	8.200	2.490	18,072
$10.13	12,000	1.183	25.316	474
$10.36	33,000	4.441	4.147	7,957
$10.75	250,000	7.929	2.660	93,983
	1,411,599	**6.739**	**2.467**	**572,095**

The following table shows the replacement options issuable to each eligible Named Executive Officer and Independent Board Member based on the illustrative exchange ratios set forth above and assuming exchange of all Eligible Options for Replacement Stock Options:

Name	Eligible Options	Total Replacement Stock Options
Frederick D. D'Alessio	75,999 (1)	32,291
Dixon R. Doll	109,000 (2)	38,539
David R. Laube	99,000 (3)	38,092
C. Nicholas Keating, Jr.	576,000 (4)	251,029
Talbot A. Harty	159,600 (5)	62,671
John F. McGrath, Jr.	190,000 (6)	76,599
Frank Slattery	202,000 (7)	72,874
	1,411,599	**572,095**

---

(1) Includes options with a weighted average exercise price of $6.02 and a weighted average remaining life of 6.530 years.

(2) Includes options with a weighted average exercise price of $6.82 and a weighted average remaining life of 5.473 years.

(3) Includes options with a weighted average exercise price of $6.56 and a weighted average remaining life of 5.902 years.

(4) Includes options with a weighted average exercise price of $6.43 and a weighted average remaining life of 7.495 years.

(5) Includes options with a weighted average exercise price of $7.84 and a weighted average remaining life of 7.129 years.

(6) Includes options with a weighted average exercise price of $6.20 and a weighted average remaining life of 6.457 years.

(7) Includes options with a weighted average exercise price of $6.65 and a weighted average remaining life of 5.709 years.

Vote Required

The approval of this Proposal No. 5, the Officer & Director Option Exchange, requires the affirmative vote of a majority of the votes cast on the proposal at the 2009 Annual Meeting of Stockholders.

A vote by an eligible participant in favor of this proposal at the Annual Meeting does not constitute an election to participate in the Officer & Director Option Exchange.

The Board of Directors recommends a vote FOR Proposal No. 5.

RELATED PERSON TRANSACTIONS

The Audit Committee of the Board of Directors, pursuant to its master agenda but not pursuant to written policies or procedures, considers at each regular quarterly meeting any transactions between the Company and related persons. There were no transactions involving the Company and any related person during fiscal 2009, and there were no such transactions pending as of the date of this proxy statement.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference certain information into the proxy statement, which means that we can disclose important information to you by referring you to other documents that we have filed separately with the SEC and are making available to you together with this proxy statement. The information incorporated by reference is deemed to be part of this proxy statement. This proxy statement incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended March 27, 2009, which is available along with this proxy statement at www.proxyvote.com.

The Company will mail to any stockholder of record without charge, upon written request, a proxy statement and a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 27, 2009, including the financial statements, schedules, and list of exhibits thereto. Requests should be sent to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Proposals of stockholders that are intended to be presented at the Company's annual meeting of stockholders to be held in 2010 (the "2010 Annual Meeting") must be received by the Company no later than March 4, 2010 in order to be included, if appropriate, in the proxy statement and proxy relating to the 2010 Annual Meeting.

In addition, pursuant to the Company's bylaws, in order for any stockholder to propose any business (including nominations for Director) at an annual stockholder meeting, such stockholder is required to provide the Company with advance written notice at least 60 days prior to such meeting (no later than June 11, 2010, assuming the 2010 Annual Meeting is held on August 10, 2010). The notice must contain certain information regarding such stockholder (and any nominee for Director), any arrangements between the stockholder and the nominee, and any other information regarding such nominee or each matter of business proposed by the stockholder that would be required to be disclosed in a Proxy Statement filed with the SEC for solicitations of proxies to approve such proposed business.

Any such proposals or notices should be directed to the attention of the Corporate Secretary, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

By order of the Board of Directors,

C. Nicholas Keating, Jr.
President and Chief Executive Officer

June 29, 2009

NETWORK EQUIPMENT TECHNOLOGIES, INC.

2008 EQUITY INCENTIVE PLAN, As Amended

(giving effect to amendments proposed pursuant to Proposal No. 3)

1. Purposes of the Plan.

(a) The purpose of this Plan is to encourage ownership in Network Equipment Technologies, Inc., a Delaware corporation (the "**Company**"), by key personnel whose long-term employment or other service relationship with the Company is considered essential to the Company's continued progress and, thereby, encourage recipients to act in the stockholders' interest and share in the Company's success.

2. Definitions.

(a) As used herein, the following definitions shall apply:

(b) **"Administrator"** means the Board, any Committees, or such delegates of the Board as shall be administering the Plan in accordance with Section 4 of the Plan.

(c) **"Affiliate"** means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest as determined by the Administrator.

(d) **"Applicable Laws"** means the requirements relating to the administration of stock option and stock award plans under U.S. federal and state laws, any stock exchange or quotation system on which the Company has listed or submitted for quotation the Common Stock to the extent provided under the terms of the Company's agreement with such exchange or quotation system and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, the laws of such jurisdiction.

(e) **"Automatic Director Option"** means a Nonstatutory Stock Option that is automatically granted to an Outside Director at times and subject to the terms and conditions as provided for under Section 12.

(f) **"Award"** means a Stock Award or Option granted in accordance with the terms of the Plan.

(g) **"Awardee"** means an Employee, Consultant or Director of the Company or any Affiliate who has been granted an Award under the Plan.

(h) **"Award Agreement"** means a Stock Award Agreement and/or Option Agreement, which may be in written or electronic format, in such form and with such terms and conditions as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of the Plan.

(i) **"Board"** means the Board of Directors of the Company.

(j) **"Change in Control"** means, unless such term or an equivalent term is otherwise defined with respect to an Award by the Awardee's Option Agreement, Stock Award Agreement or written contract of employment or service, the occurrence of any of the following:

(i) a "Corporate Transaction," meaning either:

(1) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets to any "person" (as such term is used in Section 13(d) of the Exchange Act), entity or group of persons acting in concert; or

(2) a merger, consolidation or other transaction of the Company with or into any other corporation, entity or person, other than a transaction in which the holders of at least 50% of the shares of capital stock of the Company outstanding immediately prior thereto continue to hold (either by voting securities remaining outstanding or by their being converted into voting securities of the surviving entity or its controlling entity) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity (or its controlling entity) outstanding immediately after such transaction; or

(ii) any person or group of persons becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or

(iii) a contest for the election or removal of members of the Board that results in the removal from the Board of at least 50% of the incumbent members of the Board.

(k) **"Code"** means the United States Internal Revenue Code of 1986, as amended.

(l) **"Committee"** means the compensation committee of the Board or a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.

(m) **"Common Stock"** means the common stock of the Company.

(n) **"Company"** means Network Equipment Technologies, Inc., a Delaware corporation, or its successor.

(o) **"Consultant"** means any person engaged by the Company or any Affiliate to render services to such entity as an advisor or consultant.

(p) **"Conversion Award"** has the meaning set forth in Section 4(b)(xii) of the Plan.

(q) **"Director"** means a member of the Board.

(r) **"Effective Date"** means the date the Company's stockholders approve the Plan.

(s) **"Employee"** means a regular, active employee of the Company or any Affiliate, including an Officer and/or Inside Director. The Administrator shall determine whether or not the chairman of the Board qualifies as an "Employee." Within the limitations of Applicable Law, the Administrator shall have the discretion to determine the effect upon an Award and upon an individual's status as an Employee in the case of (i) any individual who is classified by the Company or its Affiliate as leased from or otherwise employed by a third party or as intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise, (ii) any leave of absence approved by the Company or an Affiliate, (iii) any transfer between locations of employment with the Company or an Affiliate or between the Company and any Affiliate or between any Affiliates, (iv) any change in the Awardee's status from an Employee to a Consultant or Director, and (v) at the request of the Company or an Affiliate an Employee becomes employed by any partnership, joint venture or corporation not meeting the requirements of an Affiliate in which the Company or an Affiliate is a party.

(t) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(u) **"Fair Market Value"** means, as of any date, the value of a share of Common Stock or other property as determined by the Administrator, in its discretion subject to the following:

(i) If, on such date, the Common Stock is listed on a national or regional securities exchange or market system, including without limitation the New York Stock Exchange, the Fair Market Value of a share of Common Stock shall be the closing price on such date of a share of Common Stock (or the mean of the closing bid and asked prices of a share of Common Stock if the stock is so quoted instead) as quoted on such exchange or market system constituting the primary market for the Common Stock, as reported in The Wall Street Journal or such other source as the Administrator deems reliable. If the relevant date does not fall on a day on which the Common Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Common Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Administrator, in its discretion.

(ii) If, on such date, the Common Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Common Stock shall be as determined by the Administrator in good faith using a reasonable application of a reasonable valuation method without regard to any restriction other than a restriction which, by its terms, will never lapse.

(v) **"Grant Date"** means, for all purposes, the date on which the Administrator approves the grant of an Award, or such other date as is determined by the Administrator, provided that in the case of any Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Awardee's employment relationship with the Company.

(w) **"Incentive Stock Option"** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) **"Nonstatutory Stock Option"** means an Option not intended to qualify as an Incentive Stock Option.

(y) **"Officer"** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) **"Option"** means a right granted under Section 8 to purchase a number of Shares at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or other documents evidencing the Option (the "**Option Agreement**"). Both Options intended to qualify as Incentive Stock Options and Nonstatutory Stock Options may be granted under the Plan.

(aa) **"Outside Director"** means a Director who is not an Employee.

(bb)**"Participant"** means the Awardee or any person (including any estate) to whom an Award has been assigned or transferred as permitted hereunder.

(cc) **"Plan"** means this Network Equipment Technologies, Inc. 2008 Equity Incentive Plan.

(dd)"**Prior Plans**" means the Company's 1993 Stock Option Plan, as amended and the Company's 1997 Stock Option Program, as amended.

(ee) **"Qualifying Performance Criteria"** shall have the meaning set forth in Section 13(b) of the Plan.

(ff) **"Share"** means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(gg)**"Stock Appreciation Right"** means a right to receive cash and/or shares of Common Stock based on a change in the Fair Market Value of a specific number of shares of Common Stock between the grant date and the exercise date granted under Section 11.

(hh)**"Stock Award"** means an award or issuance of Shares, Stock Units, Stock Appreciation Rights or other similar awards made under Section 11 of the Plan, the grant, issuance, retention, vesting, settlement, and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as are expressed in the agreement or other documents evidencing the Award (the "**Stock Award Agreement**").

(ii) **"Stock Unit"** means a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share (or a fraction or multiple of such value), payable in cash, property or Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided for by the Administrator.

(jj) **"Subsidiary"** means any company (other than the Company) in an unbroken chain of companies beginning with the Company, provided each company in the unbroken chain (other than the Company) owns, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(kk) **"Termination of Employment"** shall mean ceasing to be an Employee, Consultant or Director, as determined in the sole discretion of the Administrator. However, for Incentive Stock Option purposes, Termination of Employment will occur when the Awardee ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or one of its Subsidiaries. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or business unit, or a joint venture, shall be deemed to result in a Termination of Employment.

(ll)"**Total and Permanent Disability**" shall have the meaning set forth in Section 22(e)(3) of the Code.

3. Stock Subject to the Plan.

(a) *Aggregate Number of Shares.* Subject to the provisions of Section 14 of the Plan, the number of Shares that may be sold or issued under the Plan is:

(i) *as of the original adoption of the Plan:* 1,200,000 shares of Common Stock, reduced share-for-share by the number of shares of Common Stock granted or subject to awards granted under either of the Prior Plans during the period commencing on March 29, 2008 and ending on August 8, 2008. The number of Shares that may be sold or issued under the Plan shall also include up to an additional 5,303,155 shares of Common Stock subject to outstanding awards under the Prior Plans as of March 28, 2008 that become available for re-issuance as provided in subsection (c) below;

(ii) *as of adoption of this amendment of the Plan:* 3,156,123 shares of Common Stock, reduced share-for-share by the number of shares of Common Stock granted or subject to awards granted during the period commencing on June 2, 2009 and ending on the date of approval by the stockholders of this amendment of the Plan. The number of Shares that may be sold or issued under the Plan shall also include up to an additional 4,906,257 shares of Common Stock subject to outstanding awards under the Plan or the Prior Plans as of June 2, 2009 that become available for re-issuance as provided in subsection (c) below;

(b) *Counting of Award Shares.* Shares that are subject to Options or Stock Appreciation Rights granted under the Plan shall be counted against the Plan limit on a share-for-share basis. With regard to Stock Appreciation Rights, the number of Shares counted against the Plan limit shall be determined on the basis of the gross number of Shares exercised and not the net number of Shares delivered. Any Shares that are subject to Awards granted under the Plan other than Options or Stock Appreciation Rights shall be counted against the Plan limit according to the following ratio (the "**Award Ratio**"):

(i) *as of the original adoption of the Plan:* one and one half (1.5) Shares for every one (1) Share granted.

(ii) *from and after June 2, 2009, assuming approval by the stockholders of this amendment of the Plan:* one and one quarter (1.25) Shares for every one (1) Share granted.

(c) Shares Available for Re-Issuance.

(i) *Re-grant of Cancelled Shares.* Shares subject to or issued pursuant to Awards granted under the Plan, as well as Shares subject to or issued pursuant to outstanding awards under the Prior Plans as of March 28, 2008, that are settled in cash, cancelled, terminate, expire, lapse, or are forfeited for any reason (including Shares repurchased by the Company upon the Awardee's failure to vest in or otherwise earn the Shares), shall be available for re-grant under the Plan. For each Share subject to any such award other than stock options or stock appreciation rights, the number of Shares that become available for re-grant shall be multiplied by the Award Ratio set forth in Section 3(a) above.

(ii) *No Re-grant of Shares Used for Payment.* If an Awardee pays the exercise or purchase price of an Award granted under the Plan or the Prior Plans through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld (whether issued under the Plan or the Prior Plans) shall <u>not</u> become available for re-issuance under the Plan.

(d) *Code Section 162(m) Share Limits.* Subject to the provisions of Section 14 of the Plan, the aggregate number of Shares subject to Awards granted under this Plan during any fiscal year to any one Awardee shall not exceed 600,000, except that in connection with his or her first commencing service with the Company or an Affiliate, an Awardee may be granted Awards covering up to an additional 400,000 Shares during the year in which such service commences. Notwithstanding anything to the contrary in the Plan, the limitations set forth in this Section 3(d) shall be subject to adjustment under Section 14 of the Plan only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance based compensation" under Code Section 162(m).

4. Administration of the Plan.

(a) Procedure.

(i) *Multiple Administrative Bodies.* The Plan shall be administered by the Board, a Committee and/or other delegates approved by the Board consistent with Applicable Law.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, Awards to "covered employees" within the meaning of Section 162(m) of the Code or Employees that the Committee determines may be "covered employees" in the future shall be made by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 promulgated under the Exchange Act ("Rule 16b-3"), Awards to Officers and Directors shall be made by the entire Board or a Committee of two or more "non-employee directors" within the meaning of Rule 16b-3.

(iv) *Other Administration.* Except to the extent prohibited by Applicable Law, the Board or a Committee may delegate to an authorized officer or officers of the Company the power to approve Awards to persons eligible to receive Awards under the Plan who are not (A) subject to Section 16 of the Exchange Act or (B) at the time of such approval, "covered employees" under Section 162(m) of the Code.

(v) *Delegation of Authority for the Day-to-Day Administration of the Plan.* Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(vi) *Securities Exchange.* The Plan will be administered in a manner that complies with any applicable securities exchange (or market system) listing requirements.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Consultants and Directors of the Company or its Affiliates to whom Awards are to be granted hereunder;

(ii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iii) to determine the type of Award to be granted to the selected Employees, Consultants and Directors;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise and/or purchase price (if applicable), the time or times when an Award may be exercised (which may or may not be based on performance criteria), the vesting schedule, any vesting and/or exercisability acceleration or waiver of forfeiture restrictions, the acceptable forms of consideration, the term, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine and may be established at the time an Award is granted or thereafter;

(vi) to correct administrative errors;

(vii) to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and Awards granted pursuant to the Plan;

(viii) to adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures and handling of stock certificates which vary with local requirements and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations and practice;

(ix) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

(x) to modify or amend each Award, including, but not limited to, the acceleration of vesting and/or exercisability, provided, however, that any such amendment is subject to Section 15 of the Plan and except as set forth in that Section, may not impair any outstanding Award unless agreed to in writing by the Participant;

(xi) to allow Participants to satisfy withholding tax amounts by electing to have the Company withhold from the Shares to be issued upon exercise of an Option or vesting of a Stock Award that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined in such manner and on such date that the Administrator shall determine or, in the absence of provision otherwise, on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may provide;

(xii) to authorize conversion or substitution under the Plan of any or all stock options, stock appreciation rights or other stock awards held by service providers of an entity acquired by the Company (the "**Conversion Awards**"). Any conversion or substitution shall be effective as of the close of the merger, acquisition or other transaction. The Conversion Awards may be Nonstatutory Stock Options or Incentive Stock Options, as determined by the Administrator, with respect to options granted by the acquired entity; provided, however, that with respect to the conversion of stock appreciation rights in the acquired entity, the Conversion Awards shall be Nonstatutory Stock Options. Unless otherwise determined by the Administrator at the time of conversion or substitution, all Conversion Awards shall have the same terms and conditions as Awards generally granted by the Company under the Plan;

(xiii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy or under any other Company policy relating to Company stock and stock ownership and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

(xv) to provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Shares, cash or a combination thereof, the amount of which is determined by reference to the value of the Award;

(xvi) to make all other determinations deemed necessary or advisable for administering the Plan and any Award granted hereunder.

(c) *Effect of Administrator's Decision.*   All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, shall be final and binding on all Participants and on all other persons. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

5. Eligibility.

Awards may be granted to Employees, Consultants and Directors of the Company or any of its Affiliates; provided that Incentive Stock Options may be granted only to Employees of the Company or of a Subsidiary of the Company.

6. Term of Plan.

The Plan shall become effective on the Effective Date, and subject to earlier termination by the Administrator under Section 15 of the Plan, shall remain in effect thereafter. However, in the absence of further approval by stockholders of the Company, no Incentive Stock Option shall be granted more than ten (10) years from the Effective Date of the Plan.

7. Term of Award.

The term of each Award shall be determined by the Administrator and stated in the Award Agreement. In the case of Options and Stock Appreciation Rights, the term shall be seven (7) years from the Grant Date or such shorter term as may be provided in the Award Agreement; provided that an Incentive Stock Option granted to an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall have a term of no more than five (5) years from the Grant Date.

8. Options.

The Administrator may grant an Option or provide for the grant of an Option, either from time to time in the discretion of the Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition within the control of the Awardee or within the control of others.

(a) *Option Agreement.*   Each Option Agreement shall contain provisions regarding (i) the number of Shares that may be issued upon exercise of the Option, (ii) the type of Option, (iii) the exercise price of the Shares and the means of payment for the Shares, (iv) the term of the Option, (v) such terms and conditions on the vesting and/or exercisability of an Option as may be determined from time to time by the Administrator, (vi) restrictions on the transfer of the Option or the Shares issued upon exercise of the Option and forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b) *Exercise Price.*   The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, but in any case shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the Grant Date. The foregoing provision shall not preclude the issuance of Conversion Awards granted in substitution and/or conversion of options of an acquired entity at a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of such substitution and/or conversion.

(c) *Vesting Period and Exercise Dates.*   Options granted under this Plan shall vest and/or be exercisable at such time and in such installments during the period prior to the expiration of the Option's term as determined by the Administrator. The Administrator shall have the right to make the timing of the ability to exercise any Option granted under this Plan subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Administrator. In the discretion of the Administrator, an Option may be fully vested and immediately exercisable upon issuance At any time after the grant of an Option, the Administrator may reduce or eliminate any restrictions surrounding any Participant's right to exercise all or part of the Option.

(d) *Form of Consideration.*   The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment, either through the terms of the Option Agreement or at the time of exercise of an Option. Acceptable forms of consideration may include:

(i)   cash;

(ii) check or wire transfer (denominated in U.S. Dollars);

(iii) subject to the Company's discretion to refuse for any reason and at any time to accept such consideration and subject to any conditions or limitations established by the Administrator, other Shares held by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator;

(v) cashless "net exercise" arrangement pursuant to which the Company will reduce the number of Shares issued upon exercise by the largest whole number of Shares having an aggregate Fair Market Value that does not exceed the aggregate exercise price; provided that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the exercise price not satisfied by such reduction in the number of whole Shares to be issued;

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii) any combination of the foregoing methods of payment.

(e) *Effect of Termination on Options.* Upon an Awardee's Termination of Employment, each outstanding Option granted to such Awardee shall expire as provided below, but in no event later than the Option termination date. To the extent such Option is not exercised within the earlier of (i) the time specified below (if any) and (ii) the Option termination date, such Option shall automatically terminate.

(i) *Generally.* If the Termination of Employment is other than as a result of circumstances described in subsections (ii) or (iii) below, such Option shall expire three (3) months following the Termination of Employment, or such other period following Termination of Employment as may be specified in the Option Agreement.

(ii) *Disability of Awardee.* If the Termination of Employment is a result of the Awardee's disability, including Total and Permanent Disability, such Option shall expire twelve (12) months following the Termination of Employment.

(iii) *Death of Awardee.* Upon an Awardee's Termination of Employment as a result of the Awardee's death, such Option shall expire twelve (12) months following the Awardee's death. Any such Option may be exercised by the beneficiary designated by the Awardee (as provided in Section 16 of the Plan), the executor or administrator of the Awardee's estate or, if none, by the person(s) entitled to exercise the Option under the Awardee's will or the laws of descent or distribution; provided that the Company need not accept exercise of an Option by such beneficiary, executor or administrator unless the Company has satisfactory evidence of such person's authority to act as such. The Awardee's service shall be deemed to have terminated on account of death if the Awardee dies within three (3) months (or such longer period as determined by the Administrator, in its discretion) after the Awardee's Termination of Employment.

(iv) *Other Terminations of Employment.* The Administrator may provide in the applicable Option Agreement for different treatment of Options upon Termination of Employment of the Awardee than that specified above.

(v) *Extension of Exercise Period.* The Administrator shall have full power and authority to extend the period of time for which an Option is to remain exercisable following an Awardee's Termination of Employment from the periods set forth in Sections 8(e)(i), (ii), (iii) and (iv) above or in the Option Agreement to such greater time as the Administrator shall deem appropriate, provided that in no event shall such Option be exercisable later than the termination date of such Option as set forth in the Option Agreement.

(vi) *Extension if Exercise Prevented by Law.* Notwithstanding the foregoing, if a sale within the applicable time periods set forth above in this Section 8(e) or in the Option Agreement is prevented by Section 18 below, the Option shall remain exercisable until thirty (30) days after the date the Awardee is notified by the Company that the Option is exercisable, but in any event no later than the Option termination date. Further, if a sale within the applicable time periods set forth above in this Section 8(e) or in the Option Agreement would subject the Awardee to a suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of shares by the Awardee would no longer be subject to suit, or (ii) the one hundred ninetieth (190th) day after Awardee's Termination of Employment; but in no event later than the Option termination date.

(f) *Leave of Absence.* The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any leave that is not a leave required to be provided to the Awardee under Applicable Law. In the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon an Awardee's returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Awardee continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

9. Incentive Stock Option Limitations/Terms.

(a) *Eligibility.*   Only employees (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or any of its Subsidiaries may be granted Incentive Stock Options.

(b) *$100,000 Limitation.*   Notwithstanding the designation "Incentive Stock Option" in an Option Agreement, if and to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Awardee during any calendar year (under all plans of the Company and any of its Subsidiaries) exceeds U.S. $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 9(b), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the Grant Date.

(c) *Transferability.*   An Incentive Stock Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner by the Awardee otherwise than by will or the laws of descent and distribution, and, during the lifetime of such Awardee, may only be exercised by the Awardee. If the terms of an Incentive Stock Option are amended to permit transferability, the Option will be treated for tax purposes as a Nonstatutory Stock Option. The designation of a beneficiary by an Awardee will not constitute a transfer.

(d) *Exercise Price.*   The per Share exercise price of an Incentive Stock Option shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the Grant Date or, in the case of an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary, no less than one hundred ten percent (110%) of the Fair Market Value per Share on the Grant Date.

(e) *Leave of Absence.*   For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the ninety-first (91st) day of such leave any Incentive Stock Option held by the Awardee shall be treated for tax purposes as a Nonstatutory Stock Option.

(f) *Other Terms.*   Option Agreements evidencing Incentive Stock Options shall contain such other terms and conditions as may be necessary to qualify, to the extent determined desirable by the Administrator, with the applicable provisions of Section 422 of the Code.

10. Exercise of Option.

(a) Procedure for Exercise.

(i)   Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the respective Option Agreement.

(ii) An Option shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option; (B) full payment for the Shares with respect to which the related Option is exercised; and (C) payment of applicable withholding taxes (if any).

(iii) An Option may not be exercised for a fraction of a Share.

(b) *Rights as a Stockholder*. The Company shall issue (or cause to be issued) such Shares as soon as administratively practicable after the Option is exercised. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Unless provided otherwise by the Administrator or pursuant to this Plan, until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option.

11. Stock Awards.

(a) *Stock Award Agreement.*   Each Stock Award Agreement shall contain provisions regarding (i) the number of Shares subject to such Stock Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment for the Shares, (iii) the performance criteria (including Qualifying Performance Criteria), if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting, settlement and/or forfeiture of the Shares as may be determined from time to time by the Administrator, (v) restrictions on the transferability of the Stock Award and

(vi) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b) *Restrictions and Performance Criteria*.   The grant, issuance, retention, settlement and/or vesting of each Stock Award or the Shares subject thereto may be subject to such performance criteria (including Qualifying Performance Criteria) and level of achievement versus these criteria as the Administrator shall determine, which criteria may be based on financial performance, personal performance evaluations and/or completion of service by the Awardee. Unless otherwise permitted in compliance with the requirements of Code Section 162(m) with respect to an Award intended to comply as "performance-based compensation" thereunder, the Committee shall establish the Qualifying Performance Criteria applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable performance period, or (b) the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the applicable Qualifying Performance Criteria remains substantially uncertain.

(c) *Forfeiture.*   Unless otherwise provided for by the Administrator, upon the Awardee's Termination of Employment, the Stock Award and the Shares subject thereto shall be forfeited, provided that to the extent that the Participant purchased or earned any Shares, the Company shall have a right to repurchase the unvested Shares at such price and on such terms and conditions as the Administrator determines.

(d) *Rights as a Stockholder.*   Unless otherwise provided by the Administrator in the Award Agreement, the Participant shall have the rights equivalent to those of a stockholder and shall be a stockholder only after Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) to the Participant. Unless otherwise provided by the Administrator, a Participant holding Stock Units shall not be entitled to receive dividend payments or any credit therefor as if he or she was an actual stockholder.

(e) Stock Appreciation Rights.

(i) *General.*   Stock Appreciation Rights may be granted either alone, in addition to, or in tandem with other Awards granted under the Plan. The Administrator may grant Stock Appreciation Rights to eligible Participants subject to terms and conditions not inconsistent with this Plan and determined by the Administrator. The specific terms and conditions applicable to the Participant shall be provided for in the Stock Award Agreement. Stock Appreciation Rights shall be exercisable, in whole or in part, at such times as the Administrator shall specify in the Stock Award Agreement.

(ii) *Exercise of Stock Appreciation Right*.   Upon the exercise of a Stock Appreciation Right, in whole or in part, the Participant shall be entitled to a payment in an amount equal to the excess of the Fair Market Value on the date of exercise of a fixed number of Shares covered by the exercised portion of the Stock Appreciation Right, over the Fair Market Value on the Grant Date of the Shares covered by the exercised portion of the Stock Appreciation Right (or such other amount calculated with respect to Shares subject to the Award as the Administrator may determine, but in any case using a base price no less than one hundred percent (100%) of the Fair Market Value per Share on the Grant Date). The amount due to the Participant upon the exercise of a Stock Appreciation Right shall be paid in such form of consideration as determined by the Administrator and may be in cash, Shares or a combination thereof, over the period or periods specified in the Stock Award Agreement. A Stock Award Agreement may place limits on the amount that may be paid over any specified period or periods upon the exercise of a Stock Appreciation Right, on an aggregate basis or as to any Participant. A Stock Appreciation Right shall be considered exercised when the Company receives written notice of exercise in accordance with the terms of the Stock Award Agreement from the person entitled to exercise the Stock Appreciation Right.

(iii) *Nonassignability of Stock Appreciation Rights*.   Except as determined by the Administrator, no Stock Appreciation Right shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution.

12. Automatic Director Options.

The Board may establish a program under this Plan pursuant to which Outside Directors shall receive Automatic Director Options; provided that under such program no person shall have any discretion to select which Outside Directors shall be granted Automatic Director Options or to determine the number of Shares to be covered by Automatic Director Options granted to Outside Directors. Such a program for Automatic Director Options may be established by amendment of the Plan or otherwise, and if established by amendment of the Plan there shall be no requirement to obtain approval for such amendment from the Company's stockholders.

13. Other Provisions Applicable to Awards.

(a) *Non-Transferability of Awards.*   An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by beneficiary designation, will or by the laws of descent or distribution. Subject to

Section 9(c), the Administrator may in its discretion make an Award transferable to an Awardee's family member or any other person or entity as it deems appropriate, but in no event shall any Award be transferrable to a third party for consideration or in exchange for a payment of cash or other property. If the Administrator makes an Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer.

(b) *Qualifying Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, Affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator in the Award: (i) cash flow; (ii) earnings (including gross margin; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before stock compensation expense pursuant to SFAS 123(R); earnings before taxes; and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue or growth in revenue; (xii) income or net income; (xiii) operating income or net operating income, in aggregate or per share; (xiv) operating profit or net operating profit; (xv) operating margin; (xvi) return on operating revenue; (xvii) market share; (xviii) contract awards or backlog; (xix) overhead or other expense reduction; (xx) growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index; (xxi) credit rating; (xxii) strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company's or any business unit's strategic plan); (xxiii) improvement in workforce diversity; (xxiv) growth of revenue, operating income or net income; (xxv) efficiency ratio; and (xxvi) ratio of nonperforming assets to total assets. The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any gains or losses classified as extraordinary or as discontinued operations in the Company's financial statements.

(c) *Certification.* Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify the extent to which any Qualifying Performance Criteria and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock).

(d) *Discretionary Adjustments Pursuant to Section 162(m).* Notwithstanding satisfaction of any completion of any Qualifying Performance Criteria, to the extent specified at the time of grant of an Award to "covered employees" within the meaning of Section 162(m) of the Code, the number of Shares, Options or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

(e) *Tax Withholding Obligation.* As a condition of the grant, issuance, vesting, exercise or settlement of an Award granted under the Plan, the Participant shall make such arrangements as the Administrator may require for the satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with such grant, issuance, vesting, exercise or settlement of the Award. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

(f) *Compliance with Section 409A.* Notwithstanding anything to the contrary contained herein, to the extent that the Administrator determines that any Award granted under the Plan is subject to Code Section 409A and unless otherwise specified in the applicable Award Agreement, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary for such Award to avoid the consequences described in Code Section 409A(a)(1), and to the maximum extent permitted under Applicable Law (and unless otherwise stated in the applicable Award Agreement), the Plan and the Award Agreements shall be interpreted in a manner that results in their conforming to the requirements of Code Section 409A(a)(2), (3) and (4) and any Department of Treasury or Internal Revenue Service regulations or other interpretive guidance issued under Section 409A (whenever issued, the "**Guidance**"). Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement provides otherwise, with specific reference to this sentence), to the extent that a Participant holding an Award that constitutes "deferred compensation" under Section 409A and the Guidance is a "specified employee" (also as defined thereunder), no distribution or payment of any amount shall be made before a date that is six (6) months following the date of such Participant's "separation from service" (as defined in Section 409A and the Guidance) or, if earlier, the date of the Participant's death.

(g) *Deferral of Award Benefits*.   The Administrator may in its discretion and upon such terms and conditions as it determines appropriate permit one or more Participants whom it selects to (a) defer compensation payable pursuant to the terms of an Award, or (b) defer compensation arising outside the terms of this Plan pursuant to a program that provides for deferred payment in satisfaction of such other compensation amounts through the issuance of one or more Awards. Any such deferral arrangement shall be evidenced by an Award Agreement in such form as the Administrator shall from time to time establish, and no such deferral arrangement shall be a valid and binding obligation unless evidenced by a fully executed Award Agreement, the form of which the Administrator has approved, including through the Administrator's establishing a written program (the "Program") under this Plan to govern the form of Award Agreements participating in such Program. Any such Award Agreement or Program shall specify the treatment of dividends or dividend equivalent rights (if any) that apply to Awards governed thereby, and shall further provide that any elections governing payment of amounts pursuant to such Program shall be in writing, shall be delivered to the Company or its agent in a form and manner that complies with Code Section 409A and the Guidance, and shall specify the amount to be distributed in settlement of the deferral arrangement, as well as the time and form of such distribution in a manner that complies with Code Section 409A and the Guidance.

14. Adjustments upon Changes in Capitalization, Dissolution or Change in Control.

(a) *Changes in Capitalization.*   Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, the number of shares of Common Stock which have been authorized for issuance under the Plan, but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation, forfeiture or expiration of an Award, the price per Share subject to each such outstanding Award, the number of Shares issuable pursuant to Automatic Director Options and the share limits set forth in Section 3 and shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, payment of a dividend or distribution in a form other than stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of the shares, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) *Dissolution or Liquidation.*   In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or the Shares subject thereto issued to the Awardee and unless otherwise determined by the Administrator, an Award will terminate immediately prior to the consummation of such proposed transaction.

(c) Change in Control.

(i)   In the event there is a Change in Control that is a Corporate Transaction, then immediately before the effective date of the Corporate Transaction, each outstanding Award granted under the Plan either (A) shall be assumed by the successor (or surviving) corporation or its parent (the "**Corporate Successor**") or replaced by an equivalent Award for shares of the capital stock of the Corporate Successor, or (B) if not so assumed or replaced, each such Option shall become fully vested and exercisable with respect to the total number of Shares then subject to the Option, and all vesting and other restrictions on each such Stock Award shall terminate. The determination of equivalence under clause (A) above shall be made by the Administrator and shall be final, binding, and conclusive. Upon the consummation of the Corporate Transaction, all outstanding Awards shall terminate, except to the extent assumed by the Corporate Successor.

(ii)   For purposes of this Section 14(c), an Award shall be considered assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction, as the case may be, each holder of an Award would be entitled to receive upon exercise of the Award the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to such transaction, the holder of the number of Shares covered by the Award at such time (after giving effect to any applicable adjustments in the number of Shares covered by the Award); provided that if such consideration received in the transaction is not solely common stock of the successor corporation, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the Award to be solely common stock of the successor corporation equal to the Fair Market Value of the per Share consideration received by holders of Common Stock in the transaction.

(iii) In the event of any Change in Control, (A) the Board or Committee shall have full discretionary authority, exercisable either in advance of, or at the time of, the Change in Control, to provide for the automatic acceleration of the vesting of Awards upon the occurrence of the Change in Control (which acceleration may be conditioned upon the subsequent termination of the Awardee's service to the Company or its Affiliate within a specified period after the Change in Control), and (B) all outstanding Awards held by Officers shall be automatically accelerated in the event of the termination of their employment in conjunction with, or within a year of, the Change in Control.

(iv) Each Officer of the Corporation subject to the short-swing profit restrictions of the federal securities laws shall have the following limited stock appreciation rights in tandem with each option received under the Plan. Upon the occurrence of a Hostile Take-Over (defined below), each Option with a limited stock appreciation right in effect for at least six (6) months shall automatically be canceled and the optionee shall be entitled to a cash payment by the Company in the amount of the excess of (i) the Take-Over Price (defined below) of the shares of Common Stock subject to the canceled Option (whether or not the option is otherwise exercisable for such shares), over (ii) the aggregate exercise price payable for such shares. The payment shall be made within five (5) days after consummation of the Hostile Take-Over. Neither the approval of the Administrator nor the consent of the Board shall be required in connection with such Option cancellation and cash payment. A "**Hostile Take-Over**" shall be deemed to occur if (i) any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer that the Board does not recommend that the Company's stockholders accept, and (ii) more than 50% of the securities so acquired are accepted from holders other than officers and Directors of the Company subject to Section 16 of the Exchange Act. The **"Take-Over Price"** per share shall be the greater of (A) the Fair Market Value per share on the date of cancellation, or (B) the highest reported price per share paid in effecting such Hostile Take-Over. However, if the canceled option is an Incentive Stock Option, the Take-Over Price shall not exceed the clause (A) price per share

15. **Amendment and Termination of the Plan.**

(a) *Amendment and Termination.* The Board may amend, alter or discontinue the Plan or any Award Agreement, but any such amendment shall be subject to approval of the stockholders of the Company in the manner and to the extent required by Applicable Law. In addition, without limiting the foregoing, unless approved by the stockholders of the Company, no such amendment shall be made that would:

(i) materially increase the maximum number of Shares for which Awards may be granted under the Plan, other than an increase pursuant to Section 14 of the Plan;

(ii) reduce the minimum exercise price at which Options may be granted under the Plan;

(iii) result in amendment of the terms of outstanding Awards to reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights, in any case other than in connection with a change in the Company's capitalization pursuant to Section 14 of the Plan; or

(iv) change the class of persons eligible to receive Awards under the Plan.

(b) *Effect of Amendment or Termination.* No amendment, suspension or termination of the Plan shall impair the rights of any Award, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company; provided further that the Administrator may amend an outstanding Award in order to conform it to the Administrator's intent (in its sole discretion) that such Award not be subject to Code Section 409A(a)(1)(B). Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(c) *Effect of the Plan on Other Arrangements.* Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases. The value of Awards granted pursuant to the Plan will not be included as compensation, earnings, salaries or other similar terms used when calculating an Awardee's benefits under any employee benefit plan sponsored by the Company or any Subsidiary except as such plan otherwise expressly provides.

16. Designation of Beneficiary.

(a)   An Awardee may file a written designation of a beneficiary who is to receive the Awardee's rights pursuant to Awardee's Award or the Awardee may include his or her Awards in an omnibus beneficiary designation for all benefits under the Plan. To the extent that Awardee has completed a designation of beneficiary while employed with the Company, such beneficiary designation shall remain in effect with respect to any Award hereunder until changed by the Awardee to the extent enforceable under Applicable Law.

(b)   Such designation of beneficiary may be changed by the Awardee at any time by written notice. In the event of the death of an Awardee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Awardee's death, the Company shall allow the executor or administrator of the estate of the Awardee to exercise the Award, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may allow the spouse or one or more dependents or relatives of the Awardee to exercise the Award to the extent permissible under Applicable Law or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

17. No Right to Awards or to Employment.

No person shall have any claim or right to be granted an Award and the grant of any Award shall not be construed as giving an Awardee the right to continue in the employ or service of the Company or its Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Employee, Consultant or Awardee at any time without liability or any claim under the Plan, except as provided herein or in any Award Agreement entered into hereunder.

18. Legal Compliance.

Subject to Section 22, shares shall not be issued pursuant to the exercise of an Option or Stock Award unless the exercise of such Option or Stock Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

19. Reservation of Shares.

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20. Notice.

Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.

21. Governing Law; Interpretation of Plan and Awards.

(a)   This Plan and all determinations made and actions taken pursuant hereto shall be governed by the substantive laws, but not the choice of law rules, of the state of California.

(b)   In the event that any provision of the Plan or any Award granted under the Plan is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and/or Award shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(c)   The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Plan, nor shall they affect its meaning, construction or effect.

(d)   The terms of the Plan and any Award shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(e)   All questions arising under the Plan or under any Award shall be decided by the Administrator in its total and absolute discretion. In the event the Participant believes that a decision by the Administrator with respect to such person was arbitrary or capricious, the Participant may request arbitration with respect to such decision. The review by the arbitrator shall be limited to determining whether the Administrator's decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Administrator's decision, and the Awardee shall as a condition to the receipt of an Award be deemed to explicitly waive any right to judicial review.

(f)   Notice of demand for arbitration shall be made in writing to the Administrator within thirty (30) days after the applicable decision by the Administrator. The arbitrator shall be selected from amongst those members of the Board who are neither Administrators nor Employees. If there are no such members of the Board, the arbitrator shall be selected by the Board. The arbitrator shall be an individual who is an attorney licensed to practice law in the State of Delaware. Such arbitrator shall be neutral within the meaning of the Commercial Rules of Dispute Resolution of the American Arbitration Association; provided, however, that the arbitration shall not be administered by the American Arbitration Association. Any challenge to the neutrality of the arbitrator shall be resolved by the arbitrator whose decision shall be final and conclusive. The arbitration shall be administered and conducted by the arbitrator pursuant to the Commercial Rules of Dispute Resolution of the American Arbitration Association. The decision of the arbitrator on the issue(s) presented for arbitration shall be final and conclusive and may be enforced in any court of competent jurisdiction.

22. Limitation on Liability.

The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, an Employee, an Awardee or any other persons as to:

(a) *The Non-Issuance of Shares.*   The non-issuance or sale of Shares (including under Section 18 above) as to which the Company has been unable, or the Administrator deems it infeasible, to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b) *Tax Consequences.*   Any tax consequence realized by any Participant, Employee, Awardee or other person due to the receipt, vesting, exercise or settlement of any Option or other Award granted hereunder or due to the transfer of any Shares issued hereunder. The Participant is responsible for, and by accepting an Award under the Plan agrees to bear, all taxes of any nature that are legally imposed upon the Participant in connection with an Award, and the Company does not assume, and will not be liable to any party for, any cost or liability arising in connection with such tax liability legally imposed on the Participant. In particular, Awards issued under the Plan may be characterized by the Internal Revenue Service (the "**IRS**") as "deferred compensation" under the Code resulting in additional taxes, including in some cases interest and penalties. In the event the IRS determines that an Award constitutes deferred compensation under the Code or challenges any good faith characterization made by the Company or any other party of the tax treatment applicable to an Award, the Participant will be responsible for the additional taxes, and interest and penalties, if any, that are determined to apply if such challenge succeeds, and the Company will not reimburse the Participant for the amount of any additional taxes, penalties or interest that result.

(c) *Forfeiture*.   The requirement that Participant forfeit an Award, or the benefits received or to be received under an Award, pursuant to any Applicable Law.

23. Unfunded Plan.

Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees who are granted Stock Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Company nor the Administrator be deemed to be a trustee of stock or cash to be awarded under the Plan. Any liability of the Company to any Participant with respect to an Award shall be based solely upon any contractual obligations which may be created by the Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation which may be created by this Plan.

24. Indemnification.

In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Company or an Affiliate, members of the Board and any officers or employees of the Company or an Affiliate to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in any such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

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